Filed pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-98517

PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 27, 2003)

                                                     [HANSON LOGO]

                                U.S.$150,000,000

               HANSON AUSTRALIA FUNDING LIMITED (ACN 101 589 137)
                              5.25% NOTES DUE 2013
           UNCONDITIONALLY GUARANTEED ON A SENIOR UNSECURED BASIS BY
                                   HANSON PLC

--------------------------------------------------------------------------------

      Hanson Australia Funding Limited is offering U.S.$150,000,000 of its
5.25% notes due 2013. Hanson Australia Funding will pay interest on the notes on March 15 and September 15 of each year, beginning September 15, 2003. Interest will accrue from March 18, 2003. The notes will mature on March 15, 2013.

       The notes will be the senior unsecured debt obligations of Hanson Australia Funding and will rank equally with each other and with all of the present and future unsecured and unsubordinated debt obligations of Hanson Australia Funding. The notes will be fully and unconditionally guaranteed, on a senior unsecured basis, by Hanson Australia Funding's parent company, Hanson PLC. We may redeem the notes before they mature, in whole or in part, at any time at our option, at a "make-whole" redemption price described in this prospectus supplement. The notes may also be redeemed before maturity upon the occurrence of certain tax events described in this prospectus supplement and the accompanying prospectus.

       The terms of the notes, other than their date of issue and their initial price to the public, will be identical to the terms of the $600,000,000 aggregate principal amount of 5.25% notes due 2013 offered and sold by our prospectus supplement dated March 12, 2003. The notes offered by this prospectus supplement will have the same CUSIP number as those other notes, will trade interchangeably with those notes immediately upon settlement and will increase the aggregate principal amount of the series of our 5.25% notes due 2013 to $750,000,000.

       Beneficial owners of the notes will not have the right to receive notes in definitive form except under the limited circumstances described in this prospectus supplement and the accompanying prospectus.

                                                              Net Proceeds to
                          Public         Underwriting        Hanson Australia
                      Offering Price       Discount              Funding
                      --------------     ------------        ----------------
Per Note...........        97.819%            0.45%                 97.369%
Total...............  $146,728,500         $675,000            $146,053,500
                      ============         ========            ============

       The initial public offering price set forth above does not include accrued interest (totalling $962,500 to the expected date of delivery) on the notes from March 18, 2003 to the date they are delivered. The accrued interest must be paid by the purchasers of the notes.

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       The 5.25% notes due 2013 issued by Hanson Australia Funding on March 18, 2003 are listed on the New York Stock Exchange under the symbol "HAN13". A subsequent listing application will be made to the New York Stock Exchange to list the notes offered by this prospectus supplement under the same symbol.

       Hanson Australia Funding expects to deliver the notes through the book-entry facilities of The Depository Trust Company and its participants on or about May 2, 2003, which will be the fourth business day following the pricing of the notes as described under "Underwriting."

                              -------------------

                           Joint Bookrunning Managers

JPMORGAN                                                        LEHMAN BROTHERS

April 28, 2003

       The distribution of this prospectus supplement and the accompanying prospectus and the offering and sale of the notes in certain jurisdictions may be restricted by law. Hanson Australia Funding and the underwriters require persons into whose possession this prospectus supplement and the accompanying prospectus come to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the notes, see "Underwriting." Neither this prospectus supplement nor the accompanying prospectus constitutes an offer of, or an invitation to purchase, any of the notes in any jurisdiction in which such offer or invitation would be unlawful.

       IN CONNECTION WITH THIS ISSUE, J.P. MORGAN SECURITIES INC. AND LEHMAN BROTHERS INC. OR ANY OF THEIR RESPECTIVE AGENTS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD. IN ANY JURISDICTION WHERE THERE CAN BE ONLY ONE STABILIZING AGENT, LEHMAN BROTHERS INTERNATIONAL (EUROPE) OR ITS AGENTS SHALL EFFECT ANY SUCH TRANSACTIONS. HOWEVER, NONE OF THE TRANSACTIONS DESCRIBED IN THIS PARAGRAPH ARE REQUIRED AND SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            Page

PRESENTATION OF INFORMATION .............................................   S-4
ENFORCEMENT OF CIVIL LIABILITIES ........................................   S-4
SUMMARY .................................................................   S-5
THE OFFERING ............................................................   S-6
SUMMARY FINANCIAL INFORMATION ...........................................   S-8
RATIO OF EARNINGS TO FIXED CHARGES ......................................   S-9
USE OF PROCEEDS .........................................................   S-10
EXCHANGE RATE INFORMATION ...............................................   S-10
CAPITALIZATION ..........................................................   S-11
DESCRIPTION OF NOTES ....................................................   S-12
TAX CONSIDERATIONS ......................................................   S-17
UNDERWRITING ............................................................   S-19
VALIDITY OF NOTES .......................................................   S-21
EXPERTS .................................................................   S-21


                                   PROSPECTUS

ABOUT THIS PROSPECTUS ...................................................      2
RISK FACTORS ............................................................      3
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS ...............      5
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE .........................      5
PRESENTATION OF INFORMATION .............................................      6
HANSON PLC ..............................................................      7
HANSON DEBT ISSUERS .....................................................      7
RATIO OF EARNINGS TO FIXED CHARGES ......................................      8
CAPITALIZATION ..........................................................      9
USE OF PROCEEDS .........................................................     10
DESCRIPTION OF DEBT SECURITIES AND GUARANTEES ...........................     11
TAX CONSIDERATIONS ......................................................     21
PLAN OF DISTRIBUTION ....................................................     32
ENFORCEMENT OF CIVIL LIABILITIES ........................................     33
VALIDITY OF SECURITIES ..................................................     33
EXPERTS .................................................................     34

                          PRESENTATION OF INFORMATION

       In this prospectus supplement, the terms "we," "our," "ours" and "us" refer to Hanson PLC and Hanson Australia Funding Limited; "Hanson" refers to Hanson PLC; the "Hanson Group" refers to Hanson and its subsidiaries, including Hanson Australia Funding Limited; and "Hanson Australia Funding" refers to Hanson Australia Funding Limited.

       Each of Hanson, Hanson Building Materials America, Inc., Hanson Building Materials Europe, Hanson Australia and Hanson Pacific is either a holding company or a divisional entity, and does not itself carry out any of the business activities described under "Business."

       The consolidated financial statements of Hanson incorporated by reference in this prospectus supplement are prepared in accordance with accounting principles generally accepted in the United Kingdom, or "U.K. GAAP." U.K. GAAP differ in certain respects from accounting principles generally accepted in the United States, or "U.S. GAAP." For a discussion of certain significant differences between U.K. GAAP and U.S. GAAP relevant to Hanson's consolidated financial statements discussed and incorporated by reference in this prospectus supplement, see Note 26 of Notes to Consolidated Financial Statements included in Hanson's Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

       The market, industry and product segment data contained in this prospectus supplement and the accompanying prospectus have been taken from industry and other sources available to us in the relevant jurisdictions and, in some cases, adjusted based on relevant management's knowledge of the industry. We have not independently verified any third-party market information. Similarly, while we believe our internal estimates are reliable, they have not been verified by independent sources.

       The translations of pounds sterling into U.S. dollars of certain information appearing in this prospectus supplement have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the date of the information so translated. On April 28, 2003, the pound sterling noon buying rate was $1.59 per (pound)1.00. These translations should not be taken as assurances that these currencies could be converted at the rates indicated or at any other rates. See "Exchange Rate Information."

                        ENFORCEMENT OF CIVIL LIABILITIES

       Hanson is a public limited company incorporated in England and Wales. Hanson Australia Funding is incorporated under the laws of Australia. Many of our directors and officers, and some of our experts named in this prospectus, reside outside the United States, principally in the United Kingdom and Australia. In addition, although we have substantial assets in the United States, a large portion of our assets and the assets of our directors and officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or those persons or to enforce against us or those persons judgments of U.S. courts predicated upon civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability in England, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon such securities laws. Hanson Australia Funding has been advised by Mallesons Stephen Jaques that to enforce a conclusive and unsatisfied judgment that is enforceable by execution in New York and obtained in relation to the notes in a superior court of New York having jurisdiction to give that judgment, it is necessary for the judgment creditor to bring separate proceedings in the appropriate courts of New South Wales founded on the judgment.

                                    SUMMARY

       You should read the following summary together with the more detailed information about us, the notes being sold in this offering and the additional documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

       Hanson PLC, a public limited company incorporated in England and Wales, is one of the world's leading building materials companies, with operations in North America, the United Kingdom, continental Europe, Australia and Asia Pacific. Hanson's ordinary shares are listed on the Official List of the U.K. Listing Authority and admitted to trading on the London Stock Exchange, its American Depositary Shares are listed on the New York Stock Exchange, and its CHESS Units of Foreign Securities are listed on the Australian Stock Exchange.

       The Hanson Group's principal operating businesses are organized under:

       o Hanson Building Materials America, Inc., a leading producer of aggregates, ready-mixed and other concrete products, clay bricks and roof tiles in North America, principally the United States.

       o Hanson Building Materials Europe, a leading producer of aggregates, ready-mixed and other concrete products, asphalt and clay bricks in the United Kingdom, with a variety of aggregates, ready-mixed concrete and asphalt operations in Spain, Germany, the Czech Republic, the Netherlands, Belgium and Israel, as well as material joint-venture interests in the United Kingdom in aggregates. This business group was formed at the beginning of fiscal 2002 when Hanson Quarry Products Europe and Hanson Bricks Europe, previously two separate divisions, were united in a single division.

       o Hanson Australia, a leading producer of aggregates and ready-mixed concrete in Australia, with material joint-venture interests in cement and asphalt production and laying.

       o Hanson Pacific, a leading producer of a variety of aggregates, ready-mixed concrete and asphalt products in Malaysia, Hong Kong, Singapore, Thailand, China and Indonesia.

       The Hanson Group has pursued a strategy to become a focused heavy building materials company. It has divested a number of non-core businesses, and pursued a program of greater capital investment and selective acquisitions to strengthen, develop and broaden the geographical spread of its aggregates, concrete products and clay brick activities.

                                  THE OFFERING

       Please refer to "Description of Notes" in this prospectus supplement and to "Description of Debt Securities and Guarantees" in the accompanying prospectus for more information about the notes.

Issuer .................................    Hanson Australia Funding Limited
                                            (ACN 101 589 137)

Guarantor ..............................    Hanson PLC

Notes offered ..........................    5.25% Notes due 2013.

Stated maturity ........................    March 15, 2013.

Total principal amount
  being issued .........................    U.S.$150,000,000. The notes offered
                                            hereby and the U.S.$600,000,000 of
                                            5.25% notes due 2013 issued by
                                            Hanson Australia Funding on March
                                            18, 2003 will constitute one series
                                            of notes. Upon completion of this
                                            offering, the aggregate principal
                                            amount of outstanding notes of this
                                            series will be $750,000,000.

Offering price .........................    97.819%. The purchasers of the notes
                                            will also be required to pay accrued
                                            interest on the notes from March 18,
                                            2003 to the date the notes are
                                            delivered.

Denomination ...........................    The notes will be issued in
                                            denominations of $1,000 and integral
                                            multiples of $1,000.

Ranking of the Notes ...................    The notes will rank equally without
                                            any preference among themselves and
                                            with all of Hanson Australia
                                            Funding's present and future
                                            unsecured and unsubordinated
                                            indebtedness.

Ranking of the Guarantees ..............    The guarantees will rank equally
                                            without any preference among
                                            themselves, with guarantees given by
                                            Hanson in support of financings by
                                            other finance companies of the
                                            Hanson Group and with all of
                                            Hanson's present and future
                                            unsecured and senior indebtedness.
                                            Although the guarantees will
                                            effectively rank junior to any
                                            indebtedness of Hanson's
                                            subsidiaries (other than Hanson
                                            Australia Funding), the principal
                                            financings of the Hanson Group have
                                            been, and are expected in the future
                                            to be, raised through Hanson or its
                                            finance companies.

Interest rate ..........................    Annual rate: 5.25%.

Date interest starts accruing ..........    March 18, 2003.

Interest payment dates .................    Semi-annually in arrears on March 15
                                            and September 15 of each year,
                                            commencing September 15, 2003.

Payment of additional amounts ..........    We intend to make all payments in
                                            respect of the notes without
                                            deducting U.K. or Australian
                                            withholding taxes, except to the
                                            extent described in this prospectus
                                            supplement or the accompanying
                                            prospectus. If any deduction is
                                            required on payments to non-U.K. or
                                            non-Australian investors, we will
                                            pay additional amounts on those
                                            payments to the extent described
                                            under "Description of Notes--
                                            Payment of Additional Amounts."

Optional redemption ....................    We may redeem the notes before they
                                            mature, in whole or in part, at any
                                            time at our option, at a
                                            "make-whole" redemption price equal
                                            to the greater of:

                                            o 100% of the principal amount of
                                              the notes to be redeemed, or

                                            o the sum of the present values of
                                              the remaining payments of
                                              principal and interest on the
                                              notes to be redeemed discounted to
                                              the redemption date at the
                                              "adjusted treasury rate" (as
                                              described under "Description of
                                              Notes--Optional Redemption") plus
                                              25 basis points.

                                            For more information, see
                                            "Description of Notes--Optional
                                            Redemption."

Optional tax redemption ................    If we are obligated to pay
                                            additional amounts due to changes in
                                            U.K. or Australian withholding tax
                                            requirements, we may redeem the
                                            notes in whole but not in part at a
                                            price equal to 100% of their
                                            principal amount plus accrued
                                            interest and any additional amounts
                                            due on the date fixed for
                                            redemption. For more information see
                                            "Description of Debt Securities and
                                            Guarantees--Optional Redemption for
                                            Taxation Reasons" in the
                                            accompanying prospectus.

Book-entry issuance, settlement
and clearance ..........................    We will issue the notes as one or
                                            more permanent global certificates
                                            in registered form, which will
                                            collectively represent the aggregate
                                            principal amount of such notes and
                                            which will be deposited with The
                                            Bank of New York, as custodian for
                                            The Depository Trust Company, or
                                            DTC, and registered in the name of
                                            DTC's nominee. The sale of the notes
                                            will settle in immediately available
                                            funds through DTC. Investors may
                                            hold book-entry interests in a
                                            global security through
                                            organizations that participate,
                                            directly or indirectly, in the DTC
                                            system. Those organizations will
                                            include the Clearstream Banking,
                                            societe anonyme, and Euroclear Bank
                                            S.A./N.V., as operator of the
                                            Euroclear System.

Restrictive covenants ..................    The indenture relating to the notes
                                            does not contain any covenants
                                            restricting our ability to make
                                            payments, incur indebtedness,
                                            dispose of assets, issue and sell
                                            capital stock, enter into
                                            transactions with affiliates or
                                            engage in business other than that
                                            which is presently conducted. The
                                            indenture does, however, limit our
                                            ability to enter into sale and
                                            lease-back transactions and to
                                            pledge our assets or otherwise
                                            create or incur liens on our
                                            property to secure borrowings.

Listing ................................    The 5.25% notes due 2013 issued by
                                            Hanson Australia Funding on
                                            March 18, 2003 are listed on the New
                                            York Stock Exchange under the
                                            symbol "HAN13". We will file a
                                            subsequent listing application with
                                            the New York Stock Exchange to list
                                            the notes offered hereby under the
                                            same symbol.

Use of proceeds ........................    Hanson Australia Funding Limited
                                            will apply the proceeds of the issue
                                            in making investments with fellow
                                            subsidiaries of Hanson. The proceeds
                                            of such investments will be used in
                                            part to repay drawings under bank
                                            facilities, certain of which will
                                            remain available for use by other
                                            subsidiaries of Hanson.

Risk factors ...........................    You should carefully consider all of
                                            the information in this prospectus
                                            supplement and the accompanying
                                            prospectus, which includes
                                            information incorporated by
                                            reference in this prospectus
                                            supplement and the accompanying
                                            prospectus. In particular, you
                                            should evaluate the specific factors
                                            under "Risk Factors" beginning on
                                            page 3 of the accompanying
                                            prospectus and in Hanson's Annual
                                            Report on Form 20-F for the fiscal
                                            year ended December 31, 2002
                                            incorporated by reference herein,
                                            for risks involved with an
                                            investment in the notes.

                         SUMMARY FINANCIAL INFORMATION

       The following financial data as at and for the years ended December 31, 2002 and 2001 have been extracted or derived from Hanson's consolidated financial statements included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2002, which is incorporated by reference herein.

                                                                        YEAR ENDED DECEMBER 31,
                                                                        -----------------------
                                                                           2002         2001
                                                                         -------       -------
                                                                        ((POUND)MILLIONS, EXCEPT
                                                                      SHARES AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA
U.K. GAAP
Group turnover .................................................         4,000.5       4,179.4
Profit on ordinary activities
  before taxation ..............................................           273.7         275.4
Earnings per share - basic .....................................            25.4p         37.9p
Earnings per share - diluted ...................................            25.4p         37.8p

U.S. GAAP
Turnover from continuing operations ............................         3,953.7       3,963.5
Net income from continuing operations ..........................           280.0         437.9
Earnings per share from continuing operations - basic ..........            38.0p         59.5p
Earnings per share from continuing operations - diluted ........            38.0p         59.4p

BALANCE SHEET DATA (AT PERIOD END) RESTATED(1)
U.K. GAAP
Total assets ...................................................         6,797.4       7,053.2
Long-term debt .................................................           972.3       1,599.3
Shareholders' funds ............................................         2,660.2       2,720.8

U.S. GAAP
Total assets(2) ................................................         7,082.2       8,436.3
Long-term debt .................................................           972.3       1,599.3
Shareholders' equity ...........................................         2,605.8       3,556.5

OTHER DATA
Weighted average number
  of shares (diluted), millions ................................           737.5         737.7

----------
(1) The U.K. GAAP balance sheet data at December 31, 2001 have been restated in accordance with FRS 12 "Provisions, contingent liabilities and contingent assets", such that amounts recoverable from insurers in respect of environmental liabilities are now separately disclosed within debtors, and provisions for environmental liabilities are stated gross of such amounts.

(2) Total assets under U.S.GAAP for fiscal 2002 are stated after deducting an amount of (pound)900.4 million in respect of the cumulative effect of adoption of Statement of Financial Accounting Standard 142 "Goodwill and other intangible assets".

                       RATIO OF EARNINGS TO FIXED CHARGES

       The ratio of earnings to fixed charges of the Hanson Group computed under U.K. GAAP and U.S. GAAP for the fiscal years ended December 31, 1998, 1999, 2000, 2001 and 2002 are set forth in the following table:

                                    Year Ended December 31,
                             --------------------------------------
                             1998     1999     2000     2001   2002
                             ----     ----     ----     ----   ----
U.K. GAAP ...............     2.7      3.6      2.3      2.7    3.0
U.S. GAAP ...............     3.2      3.8      2.6      3.4    4.1

       In the calculation of the ratio of earnings to fixed charges of the Hanson Group, "earnings" represents income before taxation from continuing operations plus fixed charges, adjusted to exclude the amount of interest capitalized during the period, and "fixed charges" represents interest expense, including interest capitalized, plus that portion of operating lease rental expense deemed to reflect the interest factor.

                                USE OF PROCEEDS

       We estimate that the net proceeds (after underwriting discounts and commissions and estimated expenses but not including accrued interest from March 18, 2003 paid by purchasers of the notes) from the sale of the notes offered hereby will be approximately $145.8 million. Hanson Australia Funding Limited will apply the proceeds of the issue in making investments with fellow subsidiaries of Hanson. The proceeds of such investments will be used in part to repay drawings under bank facilities, certain of which will remain available for use by other subsidiaries of Hanson.

                           EXCHANGE RATE INFORMATION

       In this prospectus: "(pound)" or "pounds sterling" refers to the lawful currency of the United Kingdom; "U.S.$", "$" or "U.S. dollars" refers to the lawful currency of the United States of America; and "A$" refers to the lawful currency of Australia.

       The following table shows, for the periods and dates indicated, certain information regarding the U.S. dollar/pound sterling exchange rate, based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in U.S. dollars per(pound)1.00.

                                           Period End  Average(1)   High    Low
                                           ----------  ----------   ----    ---
Year ended December 31, 1998 .............   1.66        1.66       1.72    1.61
Year ended December 31, 1999 .............   1.62        1.61       1.68    1.55
Year ended December 31, 2000 .............   1.50        1.51       1.65    1.40
Year ended December 31, 2001 .............   1.45        1.44       1.50    1.37
Year ended December 31, 2002 .............   1.61        1.51       1.61    1.41
----------
(1) The average of the noon buying rates on the last day of each complete month during the period.

       As of April 28, the latest practicable date for which exchange rate information was available before the printing of this prospectus supplement, the noon buying rate for one pound sterling expressed in U.S. dollars was $1.59.

                                 CAPITALIZATION

       The following table sets out Hanson's consolidated indebtedness and capitalization as at December 31, 2002 and as adjusted to reflect:

       o the redemption of a $750 million aggregate principal amount 7.375% bond on January 15, 2003;

       o the drawdown of (pound)200 million under a new financing arrangement agreed in January 2003;

       o the $600 million aggregate principal amount of 5.25% notes due 2013 issued on March 18, 2003;

       o  the notes offered hereby; and

       o the repayment of 91.0 million of short-term drawings under bank facilities.

                                                                                                   AS AT
                                                                                             DECEMBER 31, 2002
                                                                                        ---------------------------
                                                                                             ((POUND) MILLIONS)

                                                                                         ACTUAL      AS ADJUSTED(1)
                                                                                         ------      --------------
Total short-term debt(2)                                                                 1,581.0           911.8
                                                                                         =======           =====

Long-term debt (excluding amounts due within one year):(3)
    6 3/4% Notes 2005 .......................................................              467.3           467.3
    7 7/8% Notes 2010 .......................................................              463.9           463.9
    5 1/4% Notes 2013 issued on March 18, 2003 ..............................                 --           370.3
    5 1/4% Notes 2013 offered hereby ........................................                 --            91.0
    Unsecured bank loans ....................................................                3.6             3.6
    Other loans - secured ...................................................                4.6             4.6
    Other loans - unsecured .................................................               32.9           232.9
                                                                                            ----           -----
    Total long-term debt ....................................................              972.3         1,633.6
                                                                                           -----         -------

Shareholders' funds

Share capital
  Authorized: 925.0 million ordinary shares of(pound)2 each
  Issued and fully paid: 737.0 million ordinary shares of(pound)2 each ......            1,473.9         1,473.9
Reserves ....................................................................            1,186.3         1,186.3
                                                                                         -------         -------

Total shareholders' funds ...................................................            2,660.2         2,660.2
                                                                                         -------         -------
Total capitalization(4)(5) ..................................................            3,632.5         4,293.8
                                                                                         =======         =======

----------

(1) These figures reflect Hanson's consolidated indebtedness and capitalization as of December 31, 2002 after applying five post year end adjustments, showing the impact on Hanson's indebtedness and capitalization as if they had occurred at December 31, 2002 and at the noon buying rate as of December 31, 2002. The first adjustment reflects the redemption of a $750 million aggregate principal amount 7.375% bond on January 15, 2003. This reduced short-term debt by (pound)378.2 million, representing the gross bond redemption of $750 million, less an amount of $144.3 million already owned by a Hanson subsidiary. The second adjustment reflects the drawdown of (pound)200 million under a new long term financing arrangement agreed in January 2003, the proceeds of which were used to repay short-term debt. The third adjustment reflects the effect of the $600 million aggregate principal amount notes due 2013 on March 18, of 5.25% issued 2003. The fourth adjustment reflects the effect of the issue of the notes offered hereby (excluding for these purposes the accrued interest to be received for the period from March 18, 2003 to the date of delivery of the notes). The final adjustment reflects the repayment of 91.0 million of short-term drawings under bank facilities. Except for these changes and others in the normal course of business, there have been no significant changes to indebtedness or shareholders' funds since December 31, 2002.

(2) All short-term indebtedness is unsecured.

(3) All long-term indebtedness is unsecured except as indicated.

(4) Hanson has provided guarantees to third parties relating to the trading activities of certain current and former subsidiaries amounting to (pound)145.4 million and (pound)10.0 million, respectively. For the avoidance of doubt, there is no indebtedness guaranteed by any third parties.

(5) Under U.S. GAAP, total (actual) capitalization at December 31, 2002 was (pound)3,578.1 million.

                              DESCRIPTION OF NOTES

       The following description of the particular terms of the notes and the guarantees, which we refer to as the "notes" and the "guarantees," supplements the description of the general terms and provisions of the debt securities and the guarantees set forth under "Description of Debt Securities and Guarantees" in the accompanying prospectus. The accompanying prospectus contains a detailed summary of additional provisions of the notes and the guarantees and the indenture dated as of March 18, 2003, among Hanson Australia Funding, as issuer of the notes, Hanson, as guarantor, and The Bank of New York, as trustee, under which the notes and the guarantees will be issued. The following description replaces the description of the debt securities and the guarantees in the accompanying prospectus, to the extent of any inconsistency.

       The $150 million aggregate principal amount of notes offered by this prospectus supplement are of the same series of notes as the 5.25% notes due 2013 that Hanson Australia Funding issued on March 18, 2003, and have the same terms (other than their date of issue and their initial price to the public). The notes offered by this prospectus supplement will have the same CUSIP number as those other notes, will trade interchangeably with those notes immediately upon settlement and will increase the aggregate principal amount of the series of our 5.25% notes due 2013 to $750,000,000. The notes offered by this prospectus supplement, together with the $600 million aggregate principal amount of notes issued on March 18, 2003, will constitute a single series of debt securities issued under the indenture.

       Under the indenture, Hanson Australia Funding can issue an unlimited amount of notes. In addition, the indenture provides that notes may be issued in series up to the aggregate principal amount that may be authorized from time to time by Hanson Australia Funding's board of directors. From time to time Hanson Australia Funding may, without the consent of the holders of the notes, "reopen" any series of debt securities and issue additional notes of that series under the indenture in addition to the notes offered by this prospectus supplement, which additional notes will have substantially similar terms to the notes offered by this prospectus supplement except for the issue date and the issue price.

       The notes will be the unsecured, senior obligations of Hanson Australia Funding, ranking equally without preference with the present and future unsecured, senior indebtedness of Hanson Australia Funding.

       Hanson will fully and unconditionally guarantee the payment of the principal of, premium, if any, and interest on the notes, including certain additional amounts that may be payable under the notes, as described in the accompanying prospectus under "Description of Debt Securities and Guarantees-Payment of Additional Amounts." The guarantees will rank equally without preference among themselves, with guarantees given by Hanson in support of financings by other finance companies of the Hanson Group and with all of Hanson's present and future unsecured, senior indebtedness. Hanson is, however, a holding company and conducts its operations through subsidiaries. Therefore, the guarantees will effectively rank junior to the indebtedness of Hanson's subsidiaries other than Hanson Australia Funding, although the proposed financings of the Hanson Group have been, and are expected to be, raised through Hanson or its finance companies.

       By way of supplement to subparagraph (4) of the second paragraph under "Description of Debt Securities and Debt Securities and Guarantees-Payment of Additional Amounts" in the accompanying prospectus, Hanson and Hanson Australia Funding will not have to pay additional amounts with respect to any deduction or withholding in connection with any taxes, levies, imposts or other governmental charges that would not have been required but for the failure to make any declaration or similar claim or satisfy any information or reporting requirement which is required or imposed by statute, treaty, regulation or administrative practice of the United Kingdom or Australia or such political subdivision of authority thereof as a precondition to exemption from all or part of such taxes, levies, imposts or other governmental charges (including, without limitation, in the case of (x) a holder or beneficial owner who is a resident of Australia for tax purposes or (y) a non-resident of Australia holding such debt security through a permanent establishment in Australia, the quotation of an Australian Tax File Number or an Australian Business Number).

The specific financial terms of the notes we are offering are as follows:

--    Title:                                  5.25% Notes due 2013
--    Total principal amount being issued:    U.S.$150,000,000
--    Stated maturity:                        March 15, 2013
--    Interest rate:                          Annual rate: 5.25%
--    Date interest starts accruing:          March 18, 2003
--    Interest payment dates:                 March 15 and September 15 of each
                                              year commencing September 15, 2003

       The notes will be issued in denominations of $1,000 and integral multiples of $1,000. Payments of interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. We may redeem the notes before they mature, in whole or in part, at any time at our option, at a redemption price described under "Optional Redemption" below. The notes may also be redeemed by us before they mature in the event of certain changes in the tax laws of the United Kingdom and Australia, as described in more detail in the accompanying prospectus under "Description of Debt Securities and Guarantees-Optional Redemption for Taxation Reasons."

       Principal, premium, if any, and interest will be payable, and the notes will be transferable or exchangeable, at the office of the trustee in the Borough of Manhattan, the City and State of New York, as paying agent for the notes, or at the office of any other paying agent or agents as we may appoint in the future. No service charge will be made for any exchange or registration of transfer of the notes, but we may require payment of an amount sufficient to cover any tax or other governmental charge imposed as a result of any exchange or registration of transfer of the notes.

       The notes will not be entitled to any sinking fund. The notes will be subject to defeasance as described in the accompanying prospectus.

OPTIONAL REDEMPTION

       The notes are redeemable, in whole or in part, at any time before their maturity at our option, at a redemption price equal to the greater of:

       o  100% of the principal amount of the notes to be redeemed; or

       o the sum of the present values of the remaining scheduled payments of principal and interest (including any additional amounts) on the notes to be redeemed (not including any payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate (as described below), plus 25 basis points, as calculated by an independent investment banker (as described below), plus accrued and unpaid interest on the notes to be redeemed to the redemption date.

       The term "adjusted treasury rate" means, with respect to any redemption date:

       o the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities" for the maturity corresponding to the comparable treasury issue (as described below). If no maturity is within three months before or after the remaining life (as described below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the adjusted treasury rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month; or

       o if the statistical release described in the previous paragraph (or any successor release) is not published during the week preceding the calculation date or does not contain the relevant yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price (as described below) for that redemption date.

       The adjusted treasury rate will be calculated on the third business day preceding the redemption date.

       The term "comparable treasury issue" means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed, which we refer to as the "remaining life."

       The term "comparable treasury price" means (1) the average of five reference treasury dealer quotations (as described below) for the redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than five reference treasury dealer quotations, the average of all such quotations.

       The term "independent investment banker" means Lehman Brothers Inc., J.P. Morgan Securities Inc. or their respective successors or, at our option in lieu of Lehman Brothers Inc. or J.P. Morgan Securities Inc. or if Lehman Brothers Inc. and J.P. Morgan Securities Inc. are unwilling or unable to serve as independent investment banker, an independent investment and banking institution of international standing appointed by us.

       The term "reference treasury dealer" means:

       o Lehman Brothers Inc., J.P. Morgan Securities Inc. or their respective successors, unless any of them ceases to be a primary U.S. government securities dealer in New York City, in which case we will substitute another primary U.S. government securities dealer in New York City; and

       o one other U.S. government securities dealer in New York City selected by us.

       The term "reference treasury dealer quotations" means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

       We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. If we elect to redeem less than all the notes, the trustee will select in a fair and appropriate manner which notes are to be redeemed.

       Unless we default in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

SETTLEMENT AND CLEARANCE

       The notes will be represented by one or more global notes that will be deposited with and registered in the name of DTC or its nominee. Thus, we will not issue notes in definitive form to you, except in the limited circumstances described below. Each global note will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the notes. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a note in definitive form, a global note may not be transferred. DTC, its nominees and their successors may, however, transfer a global note as a whole to one another, and these transfers are required to be recorded on our records or a register to be maintained by the trustee.

       Beneficial interests in a global note will be shown on, and transfers of beneficial interests in a global note will be made only through, records maintained by DTC and its participants. DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the U.S. Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial

Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificated securities. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

       DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

       DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

       When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC's records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants' records. DTC will have no knowledge of your individual ownership of the notes. DTC's records will show only the identity of the direct participants and the amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers. The trustee will wire payments on the notes to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of each global security for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global note to you or any other beneficial owners in that global note. Any redemption notices will be sent by us directly to DTC, which will, in turn, inform the direct participants (or the indirect participants), which will then contact you as a beneficial holder.

       It is DTC's current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct participants' accounts on the payment date based on their holdings. In addition, it is DTC's current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the ultimate owner of notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or us.

       Notes represented by one or more global notes will be exchangeable for notes in definitive registered form with the same terms in authorized denominations only if:

       o DTC is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under applicable law, and a successor is not appointed by us within 120 days;

       o  we decide to discontinue the book-entry system; or

       o an event of default has occurred and is continuing with respect to the notes.

       If the global note is exchanged for notes in definitive form, the trustee will keep the registration books for the notes at its corporate office and follow customary practices and procedures regarding the notes in definitive form.

CLEARSTREAM BANKING AND EUROCLEAR

       Links have been established among DTC, Clearstream Banking and Euroclear, which are two European book-entry depositaries similar to DTC, to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

       Although DTC, Clearstream Banking and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

       Clearstream Banking and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream Banking and Euroclear, as participants in DTC.

       When notes are to be transferred from the account of a DTC participant to the account of a Clearstream Banking participant or a Euroclear participant, the purchaser must send instructions to Clearstream Banking or Euroclear through a participant at least one day prior to settlement. Clearstream Banking or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream Banking or Euroclear will credit its participant's account. Credit for the notes will appear on the next day (European time).

       Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream Banking or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

       When a Clearstream Banking or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream Banking or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream Banking or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream Banking or Euroclear participant the following day, with the proceeds back-valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream Banking or Euroclear participant's account will instead be valued as of the actual settlement date.

                               TAX CONSIDERATIONS

U.S. TAXATION-ADDITIONAL CONSIDERATIONS

       The following general discussion summarizes certain additional material U.S. federal income tax aspects of the acquisition, ownership and disposition of the notes by holders who are beneficial owners of the notes. This discussion is generally limited to the tax consequences to holders who purchase the notes at the public offering price set forth on the cover page of this prospectus supplement. This discussion is a supplement to, and should be read in conjunction with, the discussion in the accompanying prospectus under "Tax Considerations-U.S. Taxation," and the terms used herein, unless specifically stated otherwise, have the same meaning as in that discussion, and this discussion is subject to any limitations or qualifications in that discussion.

       This summary is based upon the Internal Revenue Code, existing and proposed U.S. Treasury Regulations thereunder, and current administrative rulings and court decisions. All of the foregoing is subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

       PERSONS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION TO THEIR PARTICULAR SITUATIONS. ADDITIONAL U.S. FEDERAL INCOME TAX CONSEQUENCES RELEVANT TO THE NOTES ARE SET FORTH IN THE ACCOMPANYING PROSPECTUS UNDER "TAX CONSIDERATIONS-U.S. TAXATION."

       Issue Price of the Notes. For U.S. federal income tax purposes, the notes will be considered part of the same issue as the 5.25% notes due 2013 that Hanson Australia Funding issued on March 18, 2003. Therefore, for U.S. federal income tax purposes, the issue price of the notes will be the same as the issue price of the 5.25% notes due 2013 that Hanson Australia Funding issued on March 18, 2003, and holders of the notes will not be required to accrue any original issue discount on the notes. Generally, the excess (if any) of the "stated redemption price at maturity" of the notes (generally, the principal amount of the notes) over the purchase price is treated as "market discount," which amount is subject to special rules. However, if the notes are purchased at the public offering price set forth on the cover page of this prospectus supplement, the notes will not be subject to the special market discount rules due to a statutory de minimis exception.

       Pre-Issuance Accrued Interest. A portion of the purchase price of the notes is attributable to the amount of interest accrued prior to the date the notes are delivered. However, for U.S. federal income tax purposes, the notes should be treated as having been sold for an amount that excludes any pre-delivery accrued interest. If the notes are so treated, a portion of the first stated interest payment equal to the excluded pre-delivery accrued interest will be treated as a return of the portion of the purchase price attributable to such pre-delivery accrued interest and will not be taxable as interest on the notes.

       Recent Developments. Recently finalized U.S. Treasury Regulations concerning disclosure of transactions with contractual protection provide that the disclosure obligation referred to under "Tax Considerations-U.S. Taxation" in the accompanying prospectus, should not apply to the debt securities, including the notes.

U.K. TAXATION-RECENT DEVELOPMENTS

       Disposal (including Redemption). A holder of Hanson debt securities who is neither resident nor ordinarily resident in the United Kingdom for tax purposes will not be liable for U.K. taxation in respect of a disposal of a debt security, any gain accrued in respect of a debt security or any change in value of a debt security. This may not, however, be the case if the holder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or (on the assumption that the United Kingdom Finance Bill dated April 14, 2003 is enacted in its current form) permanent establishment to which the debt securities are attributable.

       Proposed European Union Directive on the Taxation of Savings. On 21 January 2003 the EU Council of Economic and Finance Ministers agreed to adopt a new directive regarding the taxation of savings income. It is proposed that each member state of the European Union will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other member state; however, for a transitional period, Austria, Belgium and Luxembourg will instead apply a withholding system in relation to such payments. The proposed directive is not yet final, and may be subject to further amendment and/or clarification.

AUSTRALIAN TAXATION-RECENT DEVELOPMENTS

       By way of supplement to the terms under "Tax Considerations-Australian Taxation" in the accompanying prospectus, Sections 128F(5) and (6) of the Australian Tax Act have been amended by the Taxation Laws Amendment Act (No. 6) 2002 of Australia to remove:

       (a) onshore associates (i.e., Australian resident associates who do not hold debt securities in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who hold the debt securities in the course of carrying on business at or through a permanent establishment in Australia); and

       (b) offshore associates (i.e., Australian resident associates that hold the debt securities in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates that do not hold the debt securities in the course of carrying on business through a permanent establishment in Australia) who are acting in the capacity of a clearing house, custodian, funds manager, responsible entity of a registered scheme or, in the case of an interest payment date only, paying agent, from the associates test with effect from 29 August 2001.

       Other Recent Developments. The Taxation Laws Amendment Bill (No. 4) 2003 ("Bill") was introduced into the Australian Federal Parliament on 13 February 2003 and, if enacted in its current form, there will be a power for the Governor-General to make regulations requiring withholding from certain payments to non-residents after 1 July 2003. No draft regulations have been released, so it is not possible to determine what types of payments would be covered by the new rules nor the rate of withholding. However, the Bill expressly provides that the regulations will not apply to interest and other payments which are already subject to the current interest withholding tax rules or specifically exempt from those rules. Further, regulations may only be made if the responsible minister is satisfied the specified payments are of a kind that could reasonably relate to assessable income of foreign residents. It is not expected that the regulations will apply to repayments of principal under the notes, as such amounts are generally not income or gains. The possible application of any regulations to the proceeds of any sale of the notes will need to be monitored.

                                  UNDERWRITING

       The underwriters named below have severally agreed, subject to the terms and upon the conditions set forth in an underwriting agreement, to purchase from Hanson Australia Funding the principal amount of notes set forth opposite their respective names below:

                                                                   PRINCIPAL
                                                                     AMOUNT
UNDERWRITER                                                        OF NOTES
                                                                 ------------
J.P. Morgan Securities Inc. .................................    $ 75,000,000
Lehman Brothers Inc. ........................................    $ 75,000,000
                                                                 ------------
                                                                 $150,000,000
                                                                 ============

       The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the notes to be purchased by them if any of such notes are purchased. In the underwriting agreement, we have agreed to indemnify the underwriters with respect to certain liabilities, including liabilities under the U.S. Securities Act of 1933, or to contribute to payments each underwriter may be required to make in respect thereof. The underwriters have agreed to reimburse us for certain of our expenses incurred in connection with this offering.

       We have been advised by the underwriters that they propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and possibly to certain dealers, at such public offering price less a concession not exceeding 0.30% of the principal amount of the notes. Underwriters and dealers may reallow to other dealers, including any underwriter, a discount not exceeding 0.15% of the principal amount of the notes. After the initial public offering of the notes, the public offering price and the concessions and discounts to dealers may be changed by the underwriters.

       In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or support the price of the notes, as the case may be, for a limited period after the issue date. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, notes in the open market. Finally, the underwriters also may impose a penalty bid. This means that if an underwriter purchases notes in the open market to reduce the underwriter's short position or to stabilize the price of the notes, it may reclaim the amount of the selling concession from the underwriter who sold those notes as part of the offering. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. In addition, the imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

       Delivery of the notes will be made against payment therefor on or about the fourth business day following the date of pricing of the notes (such settlement being referred to as "T+4"). Under Rule 15(c)6-1 under the U.S. Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes will initially settle in T+4, to specify an alternative settlement cycle at the time of such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next two succeeding business days should consult their own advisers.

       The underwriters have advised us that they presently intend to make a market in the notes, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market making may be discontinued at any time without notice, at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

       We have agreed with the underwriters not to, without their prior written consent, directly or indirectly, offer for sale, sell or otherwise dispose of any debt securities issued or guaranteed by us for a period of 90 days from the date of this prospectus supplement.

       Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

       The underwriters and dealers participating in the distribution of notes and their respective affiliates may engage in other transactions with, or perform other services for, us, including commercial and/or investment banking services.

       The 5.25% notes due 2013 issued by Hanson Australia Funding on March 18, 2003 are listed on the New York Stock Exchange under the symbol "HAN13". A subsequent listing application will be made to the New York Stock Exchange to list the notes offered by this prospectus supplement under the same symbol.

       The underwriters will make the securities available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between the underwriters and their customers and is not a party to any transactions. Market Axess Inc., a registered broker- dealer, will receive compensation from the underwriters based on transactions the underwriters conduct through the system. The underwriters will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

       The underwriters have further agreed that:

       o they have not offered or sold notes and will not offer or sell any notes to persons in the United Kingdom before the expiration of a period six months after the date of issue of the notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services and Markets Act 2000;

       o they have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by them in relation to the notes in, from or otherwise involving the United Kingdom; and

       o they have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by them in connection with the issuance or sale of any notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to Hanson Australia Funding or Hanson.

       This prospectus supplement has not been, and no other prospectus, disclosure document, offering material or advertisement in relation to the notes or the guarantees has been lodged with the Australian Securities and Investments Commission, or "ASIC," or the Australian Stock Exchange Limited. Each underwriter has represented and agreed that it (a) has not (directly or indirectly) offered or invited, and will not offer or invite applications for the issue, sale or purchase of the notes in Australia, its territories or possessions, which we refer to as "Australia," (including an offer or invitation which is received by a person in Australia); and (b) has not distributed or published and will not distribute or publish this prospectus supplement or the accompanying prospectus or any other offering material or advertisement relating to the notes in Australia, unless (1) the minimum aggregate consideration payable by each offeree is at least Australian $500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation is otherwise made in a manner which will not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cwlth) and any regulations made under it, and (2) the offer, invitation or distribution complies with all applicable laws, regulations and directives and does not require any document to be lodged with the ASIC.

       In addition, each underwriter has also agreed that, in connection with the primary distribution of the notes, it will not offer or invite any offer for the issue or sale of notes to any person if, at the time of such issue or sale, any employee of the underwriter making the offer or effecting the sale knew or had reasonable grounds to suspect that, as a result of such sale, any notes or an interest in any notes were being, or would later be, acquired (directly or indirectly) by an associate of Hanson Australia Funding for the purposes of section 128F(5) of the Australian Tax Act (other than an associate of Hanson Australia Funding acting in the capacity of a dealer, manager or underwriter in relation to the placement of those notes).

       The underwriters have further agreed that the notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

                               VALIDITY OF NOTES

       The validity of the notes and guarantees under New York law and English law will be passed upon for us by Weil, Gotshal & Manges LLP, London, England, and Mr. Graham Dransfield, the Legal Director of Hanson, respectively. The validity of the notes under Australian law will be passed upon by Mallesons Stephen Jaques. The validity of the notes under New York law will be passed upon for the underwriters by Simpson Thacher & Bartlett, U.S. counsel for the underwriters.

                                    EXPERTS

       Ernst & Young LLP, independent auditors, have audited Hanson's Consolidated Financial Statements and schedule included in Hanson's Annual Report on Form 20-F for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference herein. Hanson's Consolidated Financial Statements and schedule are incorporated by reference herein in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

PROSPECTUS                                                                [LOGO]

                                 $1,500,000,000

                                   HANSON PLC

                        HANSON AUSTRALIA FUNDING LIMITED

                                (ACN 101 589 137)

                          HANSON FINANCE AMERICA, INC.

                                 DEBT SECURITIES

       Hanson Australia Funding Limited and Hanson Finance America, Inc., each an indirect, wholly owned finance subsidiary of Hanson PLC, may use this prospectus from time to time to offer and sell debt securities that are fully and unconditionally guaranteed by Hanson PLC. Hanson PLC may also use this prospectus to offer and sell debt securities from time to time.

       We will give you the specific terms of the securities we are offering in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest. We may sell these securities through underwriters, to other purchasers or through agents. The names of the underwriters will be set forth in the accompanying prospectus supplement.

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       See "Risk Factors" beginning on page 3 for a discussion of certain factors you should consider before buying the debt securities.

       This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.




                The date of this prospectus is January 27, 2003.

                                TABLE OF CONTENTS

ABOUT THIS PROSPECTUS....................................................2

RISK FACTORS.............................................................3

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS................5

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........................5

PRESENTATION OF INFORMATION..............................................6

HANSON PLC...............................................................7

HANSON DEBT ISSUERS......................................................7

RATIO OF EARNINGS TO FIXED CHARGES.......................................8

CAPITALIZATION...........................................................9

USE OF PROCEEDS.........................................................10

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES...........................11

TAX CONSIDERATIONS......................................................21

PLAN OF DISTRIBUTION....................................................32

ENFORCEMENT OF CIVIL LIABILITIES........................................33

VALIDITY OF SECURITIES..................................................33

EXPERTS.................................................................34


                              ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the "SEC," utilizing a shelf registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of those securities and their offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Incorporation of Certain Documents by Reference."

       In this prospectus, the terms "we," "our," "ours" and "us" refer to Hanson PLC, Hanson Australia Funding Limited and Hanson Finance America, Inc.; "Hanson" refers to Hanson PLC; the "Hanson Group" refers to Hanson and its subsidiaries; the "Hanson Debt Issuers" refers to Hanson Australia Funding Limited and Hanson Finance America, Inc., collectively, and each is a "Hanson Debt Issuer"; "Hanson Australia Funding" refers to Hanson Australia Funding Limited; and "Hanson Finance America" refers to Hanson Finance America, Inc. Each of the Hanson Debt Issuers, as well as Hanson, may be the issuer in an offering of debt securities. Hanson will be the guarantor in an offering of debt securities by the Hanson Debt Issuers, which are referred to as "guaranteed debt securities."

       Hanson is a holding company and does not carry on the business activities of the Hanson Group (other than those associated with being a holding company), all of which are carried on through Hanson's subsidiaries.

                                  RISK FACTORS

       Investing in the securities offered using this prospectus involves risk. You should consider carefully the risks described below, together with the risks described in the documents incorporated by reference into this prospectus and any risk factors included in the prospectus supplement, before you decide to buy our securities. If any of these risks actually occurs, our business, financial condition and results of operations could suffer in a material adverse way, and the trading price and liquidity of the securities offered using this prospectus could decline, in which case you may lose all or part of your investment.

CHANGES IN ECONOMIC CONDITIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE LEVELS OF DEMAND FOR HANSON'S PRODUCTS.

       Hanson's performance is affected significantly by changes in economic conditions, both globally and in the particular countries in which Hanson conducts its operations, especially in the United States and the United Kingdom where Hanson has its most significant operations. The demand for Hanson's products, which are mainly aggregates, ready-mixed concrete, concrete products, asphalt and clay bricks, is closely linked to general economic conditions in each of the territories in which Hanson operates. As a result, depressed economic conditions could have an adverse effect on both the demand for and pricing of Hanson's products, which could result in reduced sales and reduced profits.

CHANGES IN GOVERNMENT POLICY OR LEGISLATION COULD SIGNIFICANTLY AFFECT HANSON'S REGULATORY COMPLIANCE AND OTHER OPERATING COSTS AND HANSON'S ABILITY TO ESTABLISH ADDITIONAL AGGREGATES RESERVES.

       Hanson's performance is affected significantly by national and/or local government policy and legislation in the regions and territories in which it operates.

       Many products produced by Hanson's operating units are subject to government regulation in various jurisdictions regarding their production and sale. Hanson's operating units are subject to extensive regulation by national and local agencies concerning such matters as zoning and environmental and health and safety compliance. Numerous governmental permits and approvals are required for Hanson's operations. Hanson believes that its operating units are currently operating in substantial compliance with, or under approved variances from, various national and local regulations in all applicable jurisdictions. In the past, Hanson's subsidiaries have made significant capital and maintenance expenditures to comply with zoning, water, air and solid and hazardous waste regulations, and these subsidiaries may be required to do so in the future.

       The existence of these national and local regulations in many jurisdictions in which Hanson operates also means that it is often difficult to establish new green field aggregates reserves in areas where demand would justify the capital expenditure required.

       Changes in governmental regulations and the imposition of industry-related taxes such as the aggregates levy in the United Kingdom could increase Hanson's operating costs.

CHANGES IN GOVERNMENT POLICY OR LEGISLATION RELATING TO PUBLIC WORKS EXPENDITURE COULD HAVE A MATERIAL ADVERSE EFFECT ON THE LEVELS OF DEMAND FOR HANSON'S PRODUCTS.

       National governments' policies regarding the development of transport infrastructure and housing have a significant effect on demand for Hanson's products and, as a result, on Hanson's profitability. For instance, the U.S. federal government has implemented TEA-21, which earmarks federal funds to be used by state governments in the United States to improve the highway network. Hanson expects these funds to contribute to demand for its products in the United States, but Hanson cannot be certain as to how much, if any, of these funds will be employed by state governments for improvements to the highway network. Decreases in governmental funding or in the reallocation of those funds away from transport infrastructure and housing projects could reduce the amount of money available for spending on Hanson's products, potentially thereby reducing sales and profits.

WE ARE SUBJECT TO POTENTIAL LIABILITIES ARISING OUT OF FORMER BUSINESSES AND ACTIVITIES.

       Former and existing subsidiaries have engaged in businesses and activities, unrelated to the businesses and activities presently being carried on by the Hanson Group, which give rise to bodily injury and property damage claims concerning environmental and health issues. Claims and lawsuits have been filed against these subsidiaries, either directly or as a result of indemnity obligations, relating to products incorporating asbestos, coal by-products and chemicals, in particular for the wood treating industry.

       With respect to asbestos-related claims, Hanson has made estimates for the cost of resolving current and probable future asbestos claims against its U.S. subsidiaries until 2010 and has provisions in place to cover these estimated costs, taking into account expected insurance recoveries. In establishing the provisions, Hanson has also made a number assumptions as to the number, disease mix and jurisdiction of future claims, trends in dismissal rates, settlement and defense costs, resolution of all existing claims and resolution of new claims five years after receipt, the continued solvency of co-defendants and expected insurance recoveries. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provisions for the cost of resolving asbestos claims until 2010 will be an accurate prediction of the actual costs that may be incurred, and as a result the provisions will be subject to potential revision from time to time as additional information becomes available and developments occur. In addition, Hanson expects that claims will continue to be asserted against its subsidiaries, the resolution of which will take place after 2010. In light of a number of factors, the liability of Hanson's U.S. subsidiaries for resolving asbestos claims may be materially different from current estimates and the impact of such claims, both before and after 2010, might have a material adverse impact on Hanson's financial condition, results of operations and cash flow. For further information regarding estimates made and related assumptions and factors that can affect future results, see "Financial Information-- Consolidated Statements and Other Financial Information--Legal Proceedings" in Hanson's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2001, which is incorporated by reference herein.

       With respect to claims involving coal by-products and chemicals, the Hanson Group has not since the demerger in 1997 entered into a material settlement or been subject to a material adverse judgment. Nevertheless, in light of the uncertainties involved in litigation and in particular in the United States, where there is the added potential for punitive damages, one or more of Hanson's U.S. subsidiaries may be required to participate in settlements or be subject to judgments in the future, the impact of which may be material on Hanson's financial condition, results of operations and cash flow.

       Four companies into which former Hanson businesses were demerged agreed in connection with their respective demergers to indemnify Hanson against liabilities of the businesses transferred to these companies. No member of the Hanson Group has incurred any liability in respect of any claim that related to the above-mentioned businesses demerged by it, any such liability being borne by the relevant demerged company without liability to Hanson. Energy, one of the demerged companies, was acquired by TXU Corp. in 1998. In November 2002, TXU Corp. announced that Energy and several of TXU Corp.'s other U.K. subsidiaries had been placed under the administration process in the United Kingdom (similar to bankruptcy proceedings in the United States). As a result, there can be no assurance that Energy would be able to fulfill its indemnification obligations to Hanson if it were required to do so.

HANSON'S ACQUISITION STRATEGY MAY BE UNSUCCESSFUL DUE TO AN INABILITY TO IDENTIFY SUITABLE ACQUISITION TARGETS AND TO INTEGRATE ACQUIRED COMPANIES INTO ITS BUSINESS.

       Hanson plans to continue making selective acquisitions to strengthen and develop its existing aggregates, ready-mixed concrete, concrete products, asphalt and clay brick activities.

       The successful implementation of Hanson's acquisition strategy depends on a range of factors, including its ability to identify appropriate opportunities, complete acquisitions and achieve an acceptable rate of return from those acquisitions, including past acquisitions.

       There may also be substantial challenges or delays in integrating and adding value to the businesses Hanson acquires. The costs of integration, which are not presently capable of being estimated, could also be material and the projected synergies resulting from the acquisitions may not be realized. Material costs or delays in connection with the integration of the operations that Hanson acquires or the inability to realize synergies from those acquisitions could result in increased expenditure and, consequently, reduced profitability and rates of return for Hanson from such acquisitions.

HANSON OPERATES IN AN EXTREMELY COMPETITIVE MARKET.

       Most, if not all, of the markets in which Hanson operates are extremely competitive. The competitive environment in which Hanson operates can be significantly affected by local factors, such as the number of competitors and production capacity in the local market, the proximity of natural resources to the local market and economic conditions and product demand in the local market. The pricing policies of competitors and the entry of new competitors into the local markets in which Hanson operates can also have an adverse effect on demand for its products and on its results of operations and profitability.

DISRUPTIONS TO OR INCREASED COSTS OF THE SUPPLY OF MATERIALS, ENERGY AND FUEL TO HANSON COULD SIGNIFICANTLY REDUCE HANSON'S PROFITABILITY.

       Hanson is a significant purchaser of materials, including cement for use in its ready-mixed concrete and concrete products operations, bitumen for use in its asphalt activities, gas and other energy supplies for use in its cement and brick manufacturing operations and fuel for the transport of its products. The unavailability of power, as recently existed in certain parts of the United States, can materially disrupt Hanson's operations in those regions. The cost of materials, energy and fuel fluctuates, sometimes by material amounts, and increases in the costs of materials, energy and fuel or their unavailability, could significantly impact Hanson's operating costs and consequently reduce its profitability.

INCLEMENT WEATHER CONDITIONS COULD SIGNIFICANTLY IMPACT LEVELS OF CONSTRUCTION ACTIVITY AND HENCE DEMAND FOR HANSON'S PRODUCTS.

       Extended periods of inclement weather or periods of heavy or sustained rainfall during the peak construction period of the year can result in a material reduction in demand for Hanson's products at important times and consequently result in reduced revenues and profits.

HANSON IS SUBJECT TO RISKS RELATING TO CHANGES IN EXCHANGE RATES.

       In the year ended December 31, 2001, approximately 70% of Hanson's operating profit (including joint ventures and associates) was earned in currencies other than pounds sterling and a significant portion of its revenue is denominated in U.S. dollars. At December 31, 2001, approximately 75% of Hanson's operating capital employed was located outside the United Kingdom and approximately 115% of its net indebtedness was denominated in currencies other than pounds sterling.

       Since Hanson's results are reported in pounds sterling, exchange rate movements may affect Hanson's reported profits, assets, cash and debt balances. This effect may be positive or negative depending on the nature of the actual exchange rate movement and the nature of any currency hedging instruments that Hanson has put in place. Fluctuations in exchange rates could have a material adverse effect on Hanson's financial condition and results of operations to the extent that Hanson has not effectively hedged against those exchange rate movements.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

       Some of the information presented in this prospectus, including documents incorporated by reference, and the related prospectus supplement constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements, including the risks described under "Risk Factors." We do not undertake any obligation to update or revise publicly any forward-looking statements. All written, oral and electronic forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       Hanson files annual reports with and furnishes other reports and information to the SEC. You may read and copy any of these documents at the SEC's public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

       The SEC allows us to "incorporate by reference" into this prospectus the information Hanson files with or furnishes to the SEC. This means that we can disclose important information to you in this prospectus by referring you to those documents. Each document incorporated by reference is current only as of the date of that document, and the incorporation by reference of documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When Hanson updates the information contained in documents that have been incorporated by reference by making future filings with or furnishing future reports or other information to the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information that was filed or furnished later. Hanson incorporates by reference the documents listed below.

SEC FILINGS (FILE NO. 1-9216                           PERIOD
----------------------------                           ------
Annual Report on Form 20-F............   For the year ended December 31, 2001
Annual Report on Form 20-F/A..........   For the year ended December 31, 2001
Reports on Form 6-K...................   Furnished on August 8, 2002,
                                         November 14, 2002, January 2, 2003
                                         and January 23, 2003

       We are also incorporating by reference additional documents that Hanson files with or furnishes to the SEC after the date of this prospectus under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the "Exchange Act," until the offerings made under this prospectus are completed, including any reports on Form 6-K to the extent those reports expressly state that Hanson incorporates them by reference in this prospectus.

       You may request a copy of these documents, at no cost, by writing or telephoning Hanson at the following address:

                             Hanson PLC
                             1 Grosvenor Place
                             London SW1X 7JH
                             United Kingdom
                             Attention:       Company Secretary
                             Telephone:       +44 (0)20 7245 1245

       In addition, Hanson's Annual Report on Form 20-F can be downloaded in pdf format from its website, www.hansonplc.com. With the exception of Hanson's Annual Report on Form 20-F and Form 20-F/A, its website materials are not intended to be and should not be regarded as part of this prospectus and are not incorporated by reference.

       You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of those documents.

                           PRESENTATION OF INFORMATION

       The consolidated financial statements of Hanson incorporated by reference in this prospectus are prepared in accordance with accounting principles generally accepted in the United Kingdom, or "U.K. GAAP." U.K. GAAP differ in certain respects from accounting principles generally accepted in the United States, or "U.S. GAAP." For a discussion of certain significant differences between U.K. GAAP and U.S. GAAP relevant to Hanson's consolidated financial statements discussed and incorporated by reference in this prospectus, see Note 27 of Notes to Consolidated Financial Statements included in Hanson's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2001 and Note 10 of Notes to Condensed Consolidated Financial Statements included in Hanson's Report on Form 6-K, dated January 23, 2002.

                                   HANSON PLC

       Hanson PLC, a public limited company incorporated in England and Wales, is a leading building materials company with operations principally in North America, the United Kingdom, continental Europe, Australia and Asia Pacific. Its ordinary shares are listed on the Official List of the U.K. Listing Authority and admitted to trading on the London Stock Exchange. Its American Depositary Shares are listed on the New York Stock Exchange, and its CHESS Depositary Interests are listed on the Australian Stock Exchange. Hanson's principal executive office is located at 1 Grosvenor Place, London SW1X 7JH, United Kingdom, and its telephone number is +44 (0)20 7245 1245.

                               HANSON DEBT ISSUERS

       We do not present separate financial statements of the Hanson Debt Issuers in this prospectus because our management has determined that they would not be material to investors. Hanson will fully and unconditionally guarantee the guaranteed debt securities issued by the Hanson Debt Issuers as to payment of principal, premium, if any, interest and any other amounts due.

       Hanson will determine the identity of an issuer relating to a particular series of guaranteed debt securities in light of considerations relating to the funding needs of the Hanson Group. These include:

       o      the anticipated use of proceeds;

       o      related funding requirements of the Hanson Group; and

       o      relevant tax considerations.


HANSON AUSTRALIA FUNDING LIMITED

       Hanson Australia Funding Limited is an indirect, wholly owned subsidiary of Hanson and was incorporated under the laws of Australia on August 5, 2002. Hanson Australia Funding is a financing vehicle for the Hanson Group and will issue debt securities on behalf of the Hanson Group. Hanson Australia Funding will lend substantially all proceeds of its borrowings to the Hanson Group.

       Hanson Australia Funding is registered with the Australia Securities and Investments Commission under ACN 101 589 137. The registered office of Hanson Australia Funding is located at Level 6, 35 Clarence Street, Sydney 2000, New South Wales.

      The directors of Hanson Australia Funding are Leslie S. Cadzow, Richard
A. B. Varcoe and Victoria J. Vincent.


HANSON FINANCE AMERICA

       Hanson Finance America, Inc. is an indirect, wholly owned subsidiary of Hanson. Hanson Finance America was incorporated in the State of Delaware on June 16, 1997 as CC&M Sub 2, Inc, which changed its name to Hanson Finance America, Inc. on April 13, 1999. Hanson Finance America is a financing vehicle for the Hanson Group and will issue debt securities on behalf of the Hanson Group. Hanson Finance America will lend substantially all proceeds of its borrowings to the Hanson Group.

       The registered office of Hanson Finance America is c/o CT Corporate Systems, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. Its principal executive offices are c/o Hanson Building Materials America, Inc., Monmouth Shores Corporate Park, 1333 Campus Parkway, Neptune, New Jersey 07753.

       The directors of Hanson Finance America are Michael J. Donahue and Michael H. Hyer.

                       RATIO OF EARNINGS TO FIXED CHARGES

       The ratio of earnings to fixed charges of the Hanson Group computed under U.K. GAAP and (other than for the six months ended June 30, 2001 and 2002) U.S. GAAP for the 15 months and three months ended December 31, 1997, the year ended September 30, 1997, the fiscal years ended December 31, 1998, 1999, 2000 and 2001 and the six months ended June 30, 2001 and 2002, are set forth in the following table:



                           THREE                                                          SIX       SIX
              15 MONTHS    MONTHS     YEAR      YEAR       YEAR      YEAR      YEAR      MONTHS    MONTHS
                ENDED      ENDED     ENDED     ENDED      ENDED     ENDED     ENDED      ENDED     ENDED
               DEC. 31,   DEC. 31,  DEC. 31,  DEC. 31,   DEC. 31,  DEC. 31,  DEC. 31,   JUNE 30,  JUNE 30,
                 1997       1997      1997      1998       1999      2000      2001       2001      2002
              ---------   --------  --------  --------   --------  --------  --------   --------  --------
U.K. GAAP....    1.3        1.8       1.2       2.7        3.6       2.3        2.7       2.0       2.8
U.S. GAAP....    2.3       13.8       1.0       3.2        3.8       2.6        2.5       3.1       2.9


       In the calculation of the ratio of earnings to fixed charges of the Hanson Group, "earnings" represents income before taxation from continuing operations plus fixed charges, adjusted to exclude the amount of interest capitalized during the period, and "fixed charges" represents interest expense, including interest capitalized, plus that portion of operating lease rental expense deemed to reflect the interest factor.

                                 CAPITALIZATION

       The following table sets forth the unaudited consolidated indebtedness and capitalization of the Hanson Group as at June 30, 2002. There have been no significant changes to indebtedness or shareholders' funds since June 30, 2002 other than in the normal course of business.

                                                                    AS AT
                                                                 JUNE 30, 2002
                                                               ((POUND) MILLION)
                                                               -----------------
Total short-term debt.........................................      1,462.2
                                                                    =======
Long-term debt (excluding amounts due within one year):
  6-3/4% Notes 2005...........................................        492.0
  7-7/8% Notes 2010...........................................        487.1
  Unsecured bank loans........................................          2.9
  Other loans - secured.......................................          7.7
  Other loans - unsecured.....................................         87.5
                                                                    -------
  Total long-term debt........................................      1,077.2
                                                                    -------
Shareholders' funds

Share capital

  Authorized: 925.0 million ordinary shares of (pound)2 each
  Issued and fully paid: 736.9 million ordinary shares
    of (pound)2 each..........................................      1,473.8
  Reserves....................................................      1,256.8
                                                                    -------
  Total shareholders' funds...................................      2,730.6
                                                                    -------
  Total capitalization........................................      3,807.8
                                                                    =======
----------
(1) All short-term indebtedness is unsecured. All long-term indebtedness is unsecured except as indicated above.

(2) Hanson has provided guarantees to third parties relating to the trading activities of certain current and former subsidiaries amounting to (pound)160.2 million and (pound)14.1 million, respectively.

(3) Under U.S. GAAP, total capitalization would be (pound)4,656.2 million.

                                 USE OF PROCEEDS

       Unless otherwise indicated in an accompanying prospectus supplement, the net proceeds from the sale of securities will be used for general corporate purposes. These include financing the activities of the Hanson Group, refinancing the short-term or long-term borrowings of the Hanson Group and financing future investments and acquisitions by the Hanson Group. Pending disbursement for these purposes, part or most of the proceeds from the sale of securities may be invested in short-term securities or deposits.

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                  DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

       Each of Hanson and the Hanson Debt Issuers may issue debt securities using this prospectus. The summary below sets forth possible terms and provisions for each series of debt securities. Each time that Hanson or a Hanson Debt Issuer offers debt securities, we will prepare and file a prospectus supplement with the SEC, which you should read carefully. The prospectus supplement may contain additional terms and provisions of those securities. If there is any inconsistency between the terms and conditions presented here and those in the prospectus supplement, those in the prospectus supplement will apply and will replace those presented here.

       The debt securities will be issued under documents called indentures. Each of the Hanson Debt Issuers will enter into an indenture with The Bank of New York, who will act as trustee. Hanson previously entered into an indenture with The Bank of New York, acting as trustee, on September 27, 2000. Hanson's indenture has been filed with the SEC and is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The forms of the indentures relating to the Hanson Debt Issuers are both filed as exhibits to the registration statement.

       The trustee under each of the indentures has two main roles:

       o first, it can enforce your rights against us if we default on the debt securities. There are some limitations on the extent to which the trustee acts on your behalf, described under "--Events of Default"; and

       o second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

       Hanson acts as the guarantor of the debt securities issued under the Hanson Debt Issuers' indentures. The guarantees are described under "--Guarantees".

       The indentures and their associated documents contain the full legal text governing the matters described in this section. This section summarizes certain material provisions of the indentures, which are substantially similar to each other, and of the debt securities and the guarantees. The following description is a summary only and is qualified in its entirety by reference to all of the provisions of each of the indentures. We urge you to read the indentures because they, and not this summary, define your rights as holders of the debt securities. Certain terms, unless otherwise defined here, have the meaning given to them in the indentures. Section references are to the indentures.

GENERAL

       We may issue an unlimited amount of debt securities under our respective indentures. The indentures provide that debt securities may be issued in series up to the aggregate principal amount that may be authorized from time to time by our boards of directors. From time to time we may under any one of the indentures, without the consent of the holders of outstanding debt securities, "re-open" any series of debt securities and issue additional debt securities of that series, which will have substantially similar terms to the original debt securities, except for the issue date and issue price. Unless otherwise indicated in the prospectus supplement relating to a particular series, this summary describes provisions that are common to all series.

       The specific financial, legal and other terms particular to a series of debt securities are described in the prospectus supplement relating to the series. Those terms may vary from the terms described here. Accordingly, this summary also is subject to and qualified by reference to the description of the terms of the series described in the prospectus supplement.

       The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

       o whether Hanson or a Hanson Debt Issuer is the issuer of the debt securities;

       o  the title of the series of debt securities;

       o any limit on the aggregate principal amount of the series of debt securities;

       o the date or dates on which the relevant issuer will pay the principal of the series of debt securities;

       o the rate or rates, including floating rates, at which the series of debt securities will bear interest, if any, and the date or dates on which such interest will be payable and the record dates for the interest payment dates;

       o the place or places where the principal, additional amounts, if any, and any interest on the debt securities will be payable;

       o the price or prices at which, the period or periods within which and the terms and conditions upon which a series of debt securities may be redeemed, in whole or in part, at the option of the relevant issuer or the guarantor;

       o the obligation, if any, to redeem, purchase or repay the debt securities pursuant to any sinking fund or analogous provisions or the option of a holder and the detailed terms and provisions of those redemption provisions;

       o the denominations in which the series of debt securities will be issued, if other than denominations of $1,000 and integral multiples of $1,000;

       o if other than the principal amount, the portion of the principal amount of the series of debt securities that will be payable upon declaration of the acceleration of the maturity thereof or provable in bankruptcy;

       o any index used to determine the amount of payment of principal or interest, if any, on the series of debt securities or the method for determining and the calculation agent, if any, who shall be appointed and authorized to calculate any amounts not fixed on the original issue date;

       o if other than the trustee, any authenticating or paying agents, transfer agents or registrars or any other agents with respect to the series of debt securities;

       o  the forms of debt securities of the series;

       o  the guarantee of the series of debt securities, if any;

       o the forms of the guarantees to be endorsed on the debt securities, if any;

       o whether the debt securities of the series will be issued in whole or in part in the form of one or more global securities and, in that case, the depositary with respect to the global security or securities and the circumstances under which any global security may be registered for transfer or exchange, or authenticated and delivered, in the name of a person other than the depositary or its nominee, if other than as set forth in the relevant indenture;

       o whether any premium, upon redemption or otherwise, shall be payable by the issuer on debt securities of the series;

       o whether the debt securities of the series are to be issued as original issue discount securities and the amount of the discount at which the original issue discount securities may be issued;

       o any condition to which payment of any principal of (or premium, if any) or interest on debt securities of the series will be subject;

       o any addition to or change in the events of default which applies to any debt securities of the series and any change in the right of the trustee or the requisite holders of such debt securities to declare the principal amount due and payable; and

       o  any other special features of the series of debt securities.

       Unless otherwise stated in the prospectus supplement, the debt securities will be issued only in fully registered form without interest coupons.

       The indentures, the debt securities and the guarantees are governed by New York law, except for certain matters required to be governed by English or Australian law, including the authorization and execution of the indentures, the debt securities and the guarantees (Section 1.12).

GUARANTEES

       Hanson will fully and unconditionally guarantee the payment of the principal of, premium, if any, and interest on the debt securities issued under the Hanson Debt Issuers' indentures, including certain additional amounts that may be payable under the guarantees, as described below under "--Payment of Additional Amounts." Hanson guarantees the payment of these amounts when they become due and payable, whether at the stated maturity, by declaration of acceleration, call for redemption or otherwise.

PAYMENT OF ADDITIONAL AMOUNTS

       All amounts to be paid by Hanson and the Hanson Debt Issuers with respect to the debt securities, or by Hanson with respect to the guarantees, shall be paid without deduction or withholding for or on account of taxes or other governmental charges imposed by any jurisdiction where Hanson or the Hanson Debt Issuers are incorporated, unless such withholding is required by law. If Hanson or Hanson Australia Funding is required by the government of the jurisdiction in which either is incorporated, to make a deduction or withholding for or on account of taxes or other governmental charges from payments of principal, premium, if any, interest, if any, and sinking fund payments, if any, then (subject to the exclusions set out below) Hanson or Hanson Australia Funding, as the case may be, will pay to the holder or the trustee an additional amount so that the net amount the holder or the trustee receives will be the amount specified in the debt security to which the holder or the trustee would have been entitled had no such deduction or withholding been or been required to be made. The obligation of Hanson and Hanson Australia Funding to pay additional amounts is subject to compliance by the holder or beneficial owner of the debt security with any relevant administrative requirements. Unless otherwise disclosed in an applicable prospectus supplement, neither Hanson nor either of the Hanson Debt Issuers is required to pay additional amounts with respect to any deduction or withholding for or on account of taxes or other governmental charges imposed by the U.S. government or any political subdivision of the U.S. government.

       Hanson and Hanson Australia Funding will not have to pay additional amounts with respect to:

           (1) any deduction or withholding that would not have been required but for the existence of any present or former connection between the holder and the jurisdiction that requires the deduction or withholding other than the holding or ownership of a debt security, or the collection of principal of and interest on, or the enforcement of, a debt security;

           (2) any deduction or withholding that would not have been required but for the fact that, where presentation is required, the debt security was presented more than 30 days after the date the payment became due or was provided for, whichever is later;

           (3) any deduction or withholding for a tax or governmental charge payable in a manner that does not involve deduction or withholding;

           (4) any deduction or withholding that would not have been required but for the failure by the holder or beneficial owner of the debt security to comply with any certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with the taxing jurisdiction of the holder or beneficial owner that the statutes or regulations of the taxing jurisdiction require as a condition to relief or exemption from deduction or withholding;

           (5) any deduction or withholding that is imposed or withheld because the holder of the affected debt security or any person having directly or indirectly an interest or right in respect of the affected debt security is our "associate," as defined in section 128F(9) of the Australian Income Tax Assessment Act 1936, or the "Australian Tax Act"; "associate" is widely defined for the purposes of that section and is discussed in "Tax Considerations--Australian Taxation";

           (6) any withholding or deduction that is imposed or withheld as a consequence of a determination having been made under Part IVA of the Australian Tax Act, or any modification thereof or provision substituted therefor, by the Commissioner of Taxation of the Commonwealth of Australia that withholding tax is payable in respect of a payment;

           (7) any deduction or withholding that is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000, or any law implementing or complying with, or introduced in order to conform to, such Directive;

           (8) any withholding, deduction, tax, duty, assessment or other governmental charge which is imposed or withheld on a payment with respect to a debt security presented for payment by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant debt security to another paying agent;

           (9) any taxes or other governmental charges that (A) would not have been required if the beneficial owner of the debt security had been the holder of that debt security or (B) if the beneficial owner of the debt security held the debt security as the holder of that debt security, would have been excluded under clauses (1) through (8) above;

          (10) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge; or

          (11) any combination of the foregoing bullet points (Section 3.1).

       Except in the case of a consolidation, merger or similar transaction involving Hanson or Hanson Australia Funding in which the successor corporation is incorporated elsewhere, the indentures do not provide for the payment of additional amounts by Hanson and Hanson Australia Funding due to any deduction or withholding requirement imposed by any taxing authority or political subdivision other than those of the United Kingdom and Australia.

OPTIONAL REDEMPTION FOR TAXATION REASONS

       Unless otherwise stated in a prospectus supplement, we have the option to redeem the debt securities of a given series in whole at any time (except in the case of debt securities of a series having a variable rate of interest, which may be redeemed only on an interest payment date), if as the result of:

       o any change in or any amendment to the laws, including any applicable double taxation treaty or convention, of the United Kingdom or Australia, or of any political subdivision or taxing authority of the United Kingdom or Australia affecting taxation; or

       o any change in an application or interpretation of those laws, including any applicable double taxation treaty or convention,

we determine that:

           (1) Hanson (as the issuer under the Hanson indenture or the guarantor under the Hanson Debt Issuers' indentures) or Hanson Funding Australia would be required to make additional payments in respect of principal, premium, if any, interest, if any, or sinking fund payments, if any, on the next succeeding date for the payment of such amounts;

           (2) any tax would be imposed (whether by way of deduction, withholding or otherwise) by the United Kingdom or Australia or by any political subdivision or taxing authority of the United Kingdom or Australia, upon or with respect to any principal, premium, if any, interest, if any, or sinking fund payments, if any, received or receivable by Hanson or Hanson Australia Funding from any of their subsidiaries incorporated in, or resident for tax purposes under the laws of, the United Kingdom or Australia; or

           (3) based upon an opinion of independent counsel addressed to Hanson or Hanson Australia Funding, as a result of any action taken by any taxing authority of, or any action brought in a court of competent jurisdiction in, the United Kingdom or Australia or any political subdivision of the United Kingdom or Australia, the circumstances described in clause (1) or (2) would exist.

       In these cases, the redemption price of those securities will be equal to 100% of the principal amount of these securities plus accrued interest (including any additional amounts) to the date fixed for redemption

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

(except in the case of outstanding original issue discount securities that may be redeemed at the redemption price specified by the terms of each series of those securities).

       The option to redeem for taxation reasons applies only in the case of changes, amendments, applications or interpretations in United Kingdom or Australian tax treatment that occur on or after the original issuance date of the debt securities. If Hanson or Hanson Australia Funding is succeeded by another entity, as described under "--Consolidation, Merger and Sale of Assets", the applicable jurisdiction will be the jurisdiction in which the successor entity is organized, and the applicable date will be the date the entity became a successor (Section 11.8).

LIMITATION ON LIENS

         Each of the indentures provides that so long as debt securities of any series remain outstanding, Hanson (as the issuer under the Hanson indenture or as the guarantor under the Hanson Debt Issuers' indentures) will not, and will not permit any of its significant subsidiaries to, incur, assume, guarantee or allow to exist indebtedness for borrowed money, which we refer to as "Debt," secured by a mortgage, pledge, security interest, lien, fixed or floating charge or other encumbrance, which we refer to as a "lien" or "liens," upon any restricted assets (as described below) without effectively providing that the Debt due under the indenture and the debt securities, in the case where Hanson is the issuer, or the guarantees, in the case where Hanson is the guarantor (together with, at Hanson's option, any other Debt of Hanson or its subsidiaries then existing or thereafter created ranking equally with the debt securities or the guarantees, as applicable) will be secured equally and ratably with (or prior to) such Debt, so long as such Debt is so secured. This limitation will not apply to Debt secured by:

           (1) liens on shares of stock or assets or indebtedness of any corporation existing at the time that corporation becomes a significant subsidiary of Hanson or of any of its significant subsidiaries;

           (2) liens on shares of stock or assets or indebtedness existing at the time those shares or assets or indebtedness were acquired or to secure the payment of all or any part of the purchase price of those shares or assets or indebtedness or to secure any Debt incurred before, at the time of, or within 12 months after, in the case of shares of stock, the acquisition of those shares and, in the case of assets, the later of the acquisition, the completion of construction (including any improvements on an existing asset) or the commencement of commercial operation of those assets, as long as the Debt is incurred for the purpose of financing all or any part of the purchase price of the assets or shares;

           (3) liens existing at the date of the relevant indenture;

           (4) liens for taxes, assessments or governmental charges or levies not yet delinquent or being contested in good faith by appropriate proceedings diligently conducted, if the reserve or other appropriate provision, if any, required by U.K. GAAP has been made;

           (5) liens arising by operation of law and not securing amounts more than 90 days overdue or otherwise being contested in good faith;

           (6) any lien over any credit balance or cash held in any account with a financial institution arising solely by operation of law or granted in the ordinary course of business as security for any loan or other financial accommodation, not exceeding the amount of the credit balance or cash, made available by the financial institution or its affiliates to Hanson or any of its subsidiaries in jurisdictions where, due to regulatory, tax, foreign exchange control or other similar reasons, intercompany loans are restricted or impracticable and the loan or financial accommodation is obtained in lieu of intercompany loans;

           (7) rights of financial institutions to offset credit balances in connection with the operation of cash management programs established for the benefit of Hanson and/or any subsidiary of Hanson;

           (8) any liens incurred or deposit made in the ordinary course of business, including, but not limited to, (A) any mechanics', materialmen's, carriers', workmen's, vendors' or other similar liens, or surety, customs and appeal bonds or other similar obligations, (B) any liens securing amounts in connection with workers' compensation, unemployment insurance and other types of social security and (C) any easements, rights-of-way, restrictions and other similar charges;

           (9) liens on shares of stock or assets or indebtedness of any corporation existing at the time the corporation is acquired by, merged with or into, or consolidated or amalgamated with, Hanson or any of its significant subsidiaries or at the time of a sale, lease or other disposition of the assets of a corporation as an entirety or substantially as an entirety to Hanson or any of its significant subsidiaries;

          (10) any liens created by Hanson or any of its significant subsidiaries over assets as part of a project financing (including the shares of any special-purpose corporation) to secure Debt incurred to finance the project, where the right of recovery is limited to the assets of the project being financed; and

          (11) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part, of any lien permitted under the foregoing clauses (1) to (10) inclusive, or of any Debt secured by such a lien, as long as (a) the principal amount of Debt secured by such a lien may not exceed the principal amount of Debt so secured (or capable of being so secured under the written arrangements under which the original lien arose) at the time of the extension, renewal or replacement, and (b) the extension, renewal or replacement lien is limited to all or any part of the same shares of stock or assets or indebtedness that secured the lien extended, renewed or replaced (plus improvements on the assets), or shares of stock issued or assets or indebtedness received in substitution or exchange for the lien.

Hanson and its significant subsidiaries may incur, assume, guarantee or allow to exist Debt secured by a lien or liens which would otherwise be subject to the restrictions set forth above in an aggregate amount which, together with (a) all other such Debt incurred by Hanson or its significant subsidiaries and (b) the attributable debt (as described below) of Hanson and its significant subsidiaries in respect of sale and lease-back transactions (as described in the first paragraph under "--Limitation on Sale and Lease-Back Transactions" below), existing at the time, does not at the time exceed 10% of Hanson's consolidated net tangible assets (as described below). This exclusion does not apply to attributable debt in respect of:

       o sale and lease-back transactions permitted because Hanson or its significant subsidiaries would be entitled to incur, assume, guarantee or allow to exist Debt secured by a lien on the assets to be leased without equally and ratably securing the Debt due under the relevant indenture and the debt securities issued or the guarantees provided, as the case may be, under the indenture; and

       o sale and lease-back transactions, the proceeds of which have been applied in accordance with clause (2) of the limitation on sale and lease-back transactions discussed under "--Limitation on Sale and Lease-Back Transactions" below (Section 3.6).

       For the purposes of this summary, "restricted assets" means any of Hanson's assets or the assets of a direct or indirect significant subsidiary of Hanson (including any shares of stock of or indebtedness of any direct, wholly owned subsidiaries of Hanson or of its significant subsidiaries) (Section 1.1).

       "Attributable debt" of a person means, as of any particular time, the present value (discounted in the manner specified in the indenture) of that person's obligation for rental payments during the remaining term of the lease in respect of a sale and lease-back transaction, including any period for which the lease has been extended. These rental payments will not include amounts payable by or on behalf of the lessee for maintenance and repairs, insurance, taxes, assessments, water rates and similar charges (Section 1.1).

       Hanson's "consolidated net tangible assets" means the aggregate amount of Hanson's consolidated total assets less (1) current liabilities and (2) all goodwill, trade names, trademarks, patents and other like intangibles, in each case, as shown on the audited consolidated balance sheet contained in the latest annual report to Hanson's shareholders (Section 1.1).

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LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS

       As long as debt securities of any series issued under any indenture remain outstanding, Hanson will not enter into, and will not permit any of its significant subsidiaries to enter into, any arrangement with any person providing for the leasing by Hanson or any of its significant subsidiaries, as the case may be, of any restricted assets (except a lease for a temporary period not to exceed three years and except for leases between Hanson or its significant subsidiaries and any of Hanson's subsidiaries) which Hanson or any of its significant subsidiaries has sold or transferred or plan to sell or transfer to that person. We refer to such a transaction as a "sale and lease-back transaction".

       This restriction on the ability of Hanson and its significant subsidiaries to enter into a sale and lease-back transaction does not apply if, after giving effect to a sale and lease-back transaction, the aggregate amount of all attributable debt with respect to all sale and lease-back transactions plus all Debt of Hanson and its significant subsidiaries incurred, assumed or guaranteed and secured by a lien or liens (with the exception of Debt secured by a lien on restricted assets that Hanson or its significant subsidiaries would be entitled to incur, assume, guarantee or allow to exist without equally and ratably securing the Debt due under the relevant indenture and the debt securities issued or guarantees provided, as the case may be, under the indenture under the limitation on liens described under "--Limitation on Liens") does not exceed 10% of Hanson's consolidated net tangible assets. The restriction on sale and lease-back transactions will also not apply to any sale and lease-back transaction if:

           (1) Hanson or its significant subsidiary, as the case may be, would be entitled to incur, assume, guarantee or allow to exist Debt secured by a lien or liens on the restricted assets to be leased without equally and ratably securing the Debt due under the relevant indenture and the debt securities issued or guarantees provided, as the case may be, under the indenture pursuant to the limitation on liens described under "--Limitation on Liens"; or

           (2) Hanson or its significant subsidiary, as the case may be, within the 12 months preceding or following the sale or transfer, regardless of whether the sale or transfer was made by Hanson or the significant subsidiary, applies, in the case of a sale or transfer for cash, an amount equal to the net proceeds of the sale and, in the case of a sale or transfer for consideration other than cash, an amount equal to the fair value of the restricted assets that were leased at the time of entering into the arrangement (as determined by Hanson's board of directors or the board of directors of the significant subsidiary):

               o to the retirement (other than any retirement of Debt owed to Hanson or any of its significant subsidiaries or any retirement of Debt subordinated to the debt securities issued or guarantees provided, as the case may be, under the indenture) of indebtedness for money borrowed, incurred or assumed by Hanson or the significant subsidiary which by its terms matures on, or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date of incurring, assuming or guaranteeing the Debt; or

               o to investment in any restricted assets of Hanson or the significant subsidiary (Section 3.7).

CONSOLIDATION, MERGER AND SALE OF ASSETS

       We may generally, without the consent of the holders of any of the outstanding debt securities issued under the indentures, consolidate, amalgamate, or merge with or into, any other corporation or sell, convey, transfer or lease our properties and assets as an entirety or substantially as an entirety to any corporation, which we refer to as a "successor corporation," if:

       o immediately after giving effect to the transaction, no event of default under the relevant indenture has occurred and is continuing;

       o the successor corporation assumes the obligations as the issuer or the guarantor, as the case may be, of the debt securities under the relevant indenture; and

       o the successor corporation agrees to make payments, including any additional amounts, in respect of the debt securities in the same manner as described under "--Payment of Additional Amounts" (Section 9.1).

       The indentures do not restrict:

       o the incurrence of unsecured indebtedness by the issuers, the guarantor or their subsidiaries;

       o a consolidation, merger, sale of assets or other similar transaction that could adversely affect an issuer's or the guarantor's creditworthiness or that of the successor corporation or combined entity;

       o a change in control of an issuer or the guarantor; or

       o a highly leveraged transaction involving an issuer or the guarantor, whether or not involving a change in control.


LIMITATION ON TRANSFER OF HANSON DEBT ISSUERS' STOCK

       So long as there are outstanding debt securities of a Hanson Debt Issuer, Hanson will not, and will not permit its subsidiaries to, sell or otherwise transfer any shares of capital stock of that Hanson Debt Issuer other than to another direct or indirect, wholly owned subsidiary of Hanson, and the Hanson Debt Issuer may not issue any additional capital stock other than to Hanson or a wholly owned subsidiary of Hanson (Section 3.8).

EVENTS OF DEFAULT

       An event of default with respect to any series of debt securities issued under the indentures will occur if any of the events listed in clauses (1) through (5) occurs:

                (1) there is a default in the payment of any installment of interest or any additional amounts payable on any debt securities of that series when it becomes due and payable and the default continues for 30 days;

                (2) there is a default in the payment of any principal of
                    any debt securities of that series or of any sinking fund installment relating to the debt securities of that series when these payments become due and payable;

                (3) there is a default in the performance or breach of any of the other covenants in respect of the debt securities of that series that we have not remedied for a period of 60 days after we receive written notice of the default or breach;

                (4) certain events of bankruptcy, insolvency or
                    reorganization of the relevant issuer, of Hanson as the guarantor of any series of guaranteed debt securities or of any significant subsidiaries of Hanson; or

                (5) there is a default by the relevant issuer, by Hanson as the guarantor of any series of guaranteed debt securities, or by any significant subsidiaries of Hanson under any other indebtedness for money borrowed by, or the payment of which is guaranteed by the issuer, the guarantor, if any, or any significant subsidiaries of Hanson (other than any indebtedness owed to the issuer, the guarantor, if any, or any significant subsidiary of Hanson), which is caused by a failure to make a payment due under the indebtedness or guarantee before the expiration of any applicable grace period for the indebtedness or guarantee (and, in any event, not less than 15 days from the original due date for payment thereof) unless, in the opinion of the trustee, the issuer, the guarantor, if any, or the significant subsidiary of Hanson is contesting in good faith that the amounts are due, or which results in the acceleration of the indebtedness before its maturity, and the indebtedness under which the default has occurred equals, in the aggregate, at least the greater of 1% of Hanson's consolidated net worth (as described below) and $50,000,000 (or the foreign currency equivalent thereof).

In the case of clause (5) above, it will not be an event of default if the acceleration relates to indebtedness of an entity that becomes a direct or indirect significant subsidiary of Hanson after we acquire it, as long as the

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indebtedness is accelerated as a result of events or circumstances directly related to the acquisition and is discharged in full within five days following the acceleration. An event of default with respect to a particular series of debt securities issued under an indenture will not necessarily constitute an event of default with respect to any other series of debt securities issued under that indenture (Section 5.1). The indentures provide that the trustee may withhold notice to the holders of any series of debt securities issued under the indentures of any default with respect to those debt securities (except a default in the payment of principal or interest or any additional amounts) if the trustee determines it is in the interest of the holders of those debt securities to do so (Section 5.11).

       If an event of default described in clause (1), (2), (3) (as long as the event of default under clause (3) is with respect to less than all series of debt securities then outstanding under an indenture) or (5) above occurs and is continuing, the trustee may in its discretion give notice to the issuer and the guarantor, if any, that the debt securities of the affected series are immediately due and payable at their entire principal amount together with accrued interest (including any additional amounts). The trustee will be required to give this notice to the issuer and the guarantor, if any, if the trustee receives a written request from the holders of at least 25% in aggregate principal amount of the then-outstanding debt securities of any series issued under the applicable indenture affected by the event of default (with each affected series voting as a separate class).

       If an event of default described in clause (3) (as long as the event of default is with respect to all series of debt securities then outstanding under an indenture) or (4) above occurs and is continuing, the trustee may in its discretion give notice to the issuer and the guarantor, if any, that all the debt securities then outstanding under the applicable indenture are immediately due and payable at their principal amount together with accrued interest (including any additional amounts). The trustee will be required to give the issuer and the guarantor, if any, this notice if the trustee receives a written request from the holders of at least 25% in aggregate principal amount of all the debt securities then outstanding under the applicable indenture (with all series voting as one class).

       At any time after a declaration of acceleration with respect to the debt securities of any series outstanding under an indenture has been made, but before a judgment or decree based on the acceleration has been obtained, the holders of a majority in principal amount of the then-outstanding debt securities of that series may, under certain circumstances, rescind and annul the acceleration if all events of default (other than an event of default caused by the non-payment of accelerated principal and interest with respect to that series of debt securities) have been cured or waived as provided in the indenture (Section 5.1).

       For the purposes of this summary, Hanson's "consolidated net worth" means the amount shown as equity shareholders' funds on Hanson's consolidated balance sheet, determined in accordance with U.K. GAAP as of the end of Hanson's most recent semiannual or annual fiscal period ending before the taking of any action for the purpose of which the determination is being made (Section 1.1).

       The indentures contain a provision entitling the trustee, subject to the duty of the trustee during the continuance of an event of default to act with the required standard of care, to be indemnified by the holders of debt securities under the indenture before proceeding to exercise any right or power under the indenture at the request of such holders (Section 6.3). The indentures also provide that the holders of a majority in aggregate principal amount of the then-outstanding debt securities of each series affected (each series voting as a separate class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series, subject to certain exceptions (Section 5.9).

       The indentures contain covenants that require us to file annually with the trustee a certificate as to the absence of certain defaults or specifying any default that exists (Section 3.5).

MODIFICATION AND WAIVER

       With the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of all series then outstanding under an indenture affected by any supplemental indenture (voting as one class), the issuer, the guarantor, if any, and the trustee may enter into supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or any supplemental indenture or modifying the rights of the holders of debt securities of each affected series, except that no supplemental indenture may, among other things:


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


       o change the final maturity of any debt security issued under the indenture, or reduce the principal amount of any debt security issued under the indenture, or reduce the rate or change the time of payment of any interest on the debt securities or reduce any amount payable on any redemption of the debt securities, without the consent of the holder of each debt security so affected; or

       o reduce the percentage of debt securities of any series, the holders of which are required to consent to any supplemental indenture, without the consent of the holder of each debt security so affected (Section 8.2).

       The issuer, the guarantor, if any, and the trustee may also amend the indentures in certain circumstances without the consent of the holders of debt securities issued under the relevant indenture to reflect that a successor corporation has assumed our obligations under such indenture or the replacement of the trustee with respect to the debt securities of one or more series, and for certain other purposes (Section 8.1).

DEFEASANCE

       Each of the indentures provides that the relevant issuer and the guarantor, if any, do not need to comply with certain restrictive covenants of the indenture (including those described under "--Limitation on Liens" and "--Limitation on Sale and Lease-Back Transactions") with respect to a series of debt securities outstanding under the indenture, if the issuer or the guarantor, if any, deposits, in trust, with the trustee:

              (1) money;

              (2) obligations of the United States, which will provide money through payments of interest and principal; or

              (3) a combination of (1) and (2),

sufficient to pay all the principal (including any mandatory sinking fund payments) of and interest (including any additional amounts), on the debt securities of the particular series of debt securities on the dates such payments are due. These payment dates may include one or more redemption dates designated by the issuer or the guarantor, if any. In order for Hanson (as the issuer under the Hanson indenture or the guarantor under the Hanson Debt Issuers' indentures) to exercise this option, no default under the indenture can have occurred and be continuing, and we must otherwise comply with the terms of the debt securities of the particular series with respect to which we have taken the actions described in this paragraph.

       The indentures also provide that Hanson (as the issuer under the Hanson indenture and the guarantor under the Hanson Debt Issuers' indentures) may at its option deem an issuer and the guarantor, if any, to be discharged from any and all obligations in respect of the debt securities with respect to which an issuer and the guarantor, if any, have taken the actions described in the previous paragraph (except for certain limited obligations) if, in addition to paying the amounts described above, the issuer or the guarantor, if any, delivers to the trustee either:

       o an opinion of counsel to the effect that the holders of the debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of Hanson's exercise of this option and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if Hanson had not exercised this option; or

       o a ruling to that effect received from or published by the U.S. Internal Revenue Service (Section 10.3).


NOTICES

       Notices to holders of debt securities will be given by mail at their registered addresses (Section 1.6).

CONCERNING THE TRUSTEE

       The Bank of New York, of 101 Barclay Street, New York, New York 10286, is the trustee under each of the indentures. We and our affiliates conduct banking transactions with the trustee in the ordinary course of business.


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                               TAX CONSIDERATIONS

U.S. TAXATION

         The following general discussion summarizes certain material U.S. federal income tax aspects of the acquisition, ownership and disposition of the debt securities by beneficial owners of the debt securities. Except with respect to the discussions set forth below under the heading "Non-U.S. Holders," this discussion is limited to the U.S. federal income tax considerations applicable to a "U.S. Holder." A "U.S. Holder" is a beneficial owner of a debt security that is (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal tax purposes) organized under the laws of the United States or any political subdivision thereof or therein, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. Certain aspects of U.S. federal income taxation relevant to a beneficial owner of a debt security that is an individual, corporation, estate or trust other than a U.S. Holder, or a "Non-U.S. Holder," are also discussed below under the heading "Non-U.S. Holders."

       This discussion is a summary for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership and disposition of the debt securities by a prospective investor in light of his or her personal circumstances. This discussion is limited to the U.S. federal income tax consequences to persons who hold the debt securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the "Internal Revenue Code." This discussion also does not address the U.S. federal income tax consequences to holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, taxpayers that have elected mark-to-market accounting, tax-exempt entities, banks, thrifts, financial institutions or "financial services entities," insurance companies, persons that hold the debt securities as part of a "straddle," as part of a "hedge," or as part of a "conversion transaction" with other investments, persons that have a "functional currency" other than the U.S. dollar, certain expatriates or former long-term residents of the United States. This discussion does not consider the tax treatment of persons who hold debt securities through a partnership or other pass-through entity. This discussion is generally limited to the tax consequences to initial holders who purchase debt securities at the "issue price," which for this purpose is the first price at which a substantial amount of the debt securities included in the issue of which the debt security is a part was sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). In addition, this discussion does not consider any special rules that may apply if the holder receives principal in installment payments or if the debt security is called before the maturity date. This discussion also does not take into consideration any U.S. federal income tax implications if (i) the relevant issuer consolidates, amalgamates, or merges with or into any other corporation, or sells, conveys, transfers, leases or conveys all or substantially all of its assets to any corporation, or (ii) a successor corporation succeeds the relevant issuer as the issuer of the debt securities. Finally, it does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction or, except to a limited extent under the heading "Non-U.S. Holders," any possible applicability of U.S. federal gift or estate taxation.

       This summary is based upon the Internal Revenue Code, existing and proposed U.S. Treasury Regulations thereunder, and current administrative rulings and court decisions. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

       This discussion is also limited to the U.S. federal income tax consequences applicable to debt securities (i) that are denominated in U.S. dollars, (ii) that do not provide for any principal payments that are contingent, (iii) that (a) provide for interest at a single fixed rate or (b) meet the definition of a "variable rate debt instrument" and provide for interest at a single "qualified floating rate" or a single "objective rate" (each as described below), (iv) that are not issued with original issue discount and that are not issued at a premium, and (v) that have a maturity of more than one year from the date of issuance.

       Special U.S. tax considerations relevant to the U.S. federal income taxation of payments on debt securities with special characteristics are not discussed in this summary and will be set forth in the applicable

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

prospectus supplement for such debt securities (for example, debt securities that are issued with original issue discount, debt securities with an original maturity of not more than one year from the date of issuance, debt securities providing for alternate payment schedules upon the occurrence of one or more contingencies, debt securities that provide for options to accelerate or defer any payments, debt securities providing for payments of interest and/or principal that are determined by reference to foreign currency or to foreign currency exchange rates, debt securities providing for interest at a floating rate that does not meet the definition of a "qualified floating rate" or an "objective rate" as described below under the heading "U.S. Holders--Qualified Stated Interest and Additional Amounts," debt securities providing for contingent interest and/or principal payments, or debt securities that are issued at a premium). Holders of such debt securities should consult their own tax advisors with respect to such debt securities. The discussion below assumes that for U.S. federal income tax purposes, (a) the debt securities will be treated as debt and (b) the debt securities are obligations of the corporation issuing the debt securities and not of the guarantor, if any, or of another affiliate thereof and holders should note that in the event of an alternative characterization, the tax consequences would differ from those discussed below.

       PERSONS CONSIDERING THE PURCHASE OF DEBT SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION TO THEIR PARTICULAR SITUATIONS. ADDITIONAL U.S. FEDERAL INCOME TAX CONSEQUENCES RELEVANT TO PARTICULAR DEBT SECURITIES MAY BE SET FORTH IN THE APPLICABLE PROSPECTUS SUPPLEMENT.

       Recently effective U.S. Treasury Regulations generally require disclosure on a U.S. federal income tax return of transactions with contractual protections with respect to their intended tax consequences. In addition, the Treasury Department recently announced that it intended to publish Regulations in February 2003 requiring the maintenance by the underwriters (and possibly other advisors) of a list of the names of the participants in such transactions. It is not clear whether the "gross-up" requirement under the debt securities (which obligates Hanson or Hanson Australia Funding, as the case may be, to pay additional amounts to holders in certain circumstances) is the type of "contractual protection" that would cause these Regulations to apply to these debt securities. Because the "gross-up" requirement does not provide protection with respect to the imposition of U.S. taxes, we believe that the Regulations should not apply to the debt securities. However, holders should consult their tax advisors concerning the application of these Regulations with respect to the acquisition and ownership of the debt securities.

U.S. HOLDERS

       The following discussion is limited to the U.S. federal income tax consequences relevant to a U.S. Holder of a debt security.


QUALIFIED STATED INTEREST AND ADDITIONAL AMOUNTS

       In general, "qualified stated interest," as defined below, on a debt security will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such holder's method of accounting for U.S. federal income tax purposes.

       For purposes of this discussion, "qualified stated interest" is defined as interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate or, in the circumstances described below, a single "qualified floating rate" or a single "objective rate" on a "variable rate debt instrument."

       A "variable rate debt instrument," for purposes of this discussion, is a debt instrument that: (1) has an issue price that does not exceed the total principal payments; (2) provides for stated interest (compounded or paid at least annually) at (a) a single "qualified floating rate" or (b) a single "objective rate"; and (3) provides that a qualified floating rate or objective rate in effect at any time during the term of the instrument is set at a current value of that rate. The U.S. federal income tax considerations applicable to a debt security that provides for stated interest at (a) two or more qualified floating rates, (b) a single fixed rate and one or more qualified floating rates, (c) a single fixed rate and a single objective rate, (d) two or more objective rates or (e) a floating rate that does not meet the definition of a "qualified floating rate" or that does not meet the definition of an "objective rate" will be discussed in an applicable prospectus supplement for such debt securities.

       For purposes of determining if a debt security is a variable rate debt instrument, a floating rate is a "qualified floating rate" if variations in the rate can reasonably be expected to measure contemporaneous variations in the cost of newly-borrowed funds in the currency in which the debt instrument is denominated. A multiple of a qualified floating rate is generally not a qualified floating rate, unless it is either (a) a product of a qualified rate times a fixed multiple greater than 0.65 but not more than 1.35 or (b) a multiple of the type described in (a) increased or decreased by a fixed rate.

       An "objective rate" is a rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information, including, for example, a rate based on one or more qualified floating rates or a rate based on the yield of actively-traded personal property (within the meaning of Section 1092(d)(2) of the Internal Revenue Code). The rate, however, must not be based on information that is within the control of the issuer (or a related party), or that is, in general, unique to the circumstances of the issuer (or a related party) such as dividends, profits, or the value of the issuer's stock. In addition, the U.S. Internal Revenue Service, which is referred to as the "Service" in this discussion, may designate other variable rates as objective rates. Restrictions on a minimum interest rate, or "floor," or maximum interest rate, or "cap," or the amount of increase or decrease in the stated interest rate, or "governor," generally will not result in the rate failing to be treated as a qualified floating rate or an objective rate if the restriction is fixed throughout the term of the instrument and the cap, floor, or governor is not reasonably expected to affect the yield significantly as of the date of issuance. However, a rate is not an objective rate if it is reasonably expected that an average value of such rate of interest over the first half of the instrument's term will be either significantly more or significantly less than the average value of the rate during the final half of the instrument's term (i.e., if there is a significant front loading or back loading of interest).

       A U.S. Holder will treat the gross amount of any additional amounts paid in the circumstances described under "Description of Debt Securities and Guarantees--Payment of Additional Amounts," on a debt security as ordinary interest income at the time such amount is received or accrued in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes. Consequently, the amount a U.S. Holder will include in gross income with respect to a debt security could exceed the amount of cash received by the U.S. Holder.

SALE, EXCHANGE, REDEMPTION OR REPAYMENT OF DEBT SECURITIES

       Unless a nonrecognition provision applies, upon the disposition of a debt security by sale, exchange, redemption or repayment, the U.S. Holder will generally recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued interest) and (ii) the U.S. Holder's adjusted tax basis in the debt security. A U.S. Holder's adjusted tax basis in a debt security generally will equal the cost of the debt security (net of accrued interest) to the U.S. Holder.

       Such gain or loss generally will constitute capital gain or loss and will be long-term gain or loss if the U.S. Holder has held the debt security for longer than one year. The deductibility of a capital loss realized on the sale, exchange or other disposition of a debt security is subject to limitations.

SOURCE OF INTEREST AND GAIN

       For U.S. Holders of debt securities issued by Hanson Finance America, amounts treated for U.S. federal income tax purposes as interest (including additional amounts, if any) on the debt securities generally will constitute U.S. source income for U.S. foreign tax credit purposes. For U.S. Holders of debt securities issued by Hanson and Hanson Australia Funding, amounts treated for U.S. federal income tax purposes as interest (including additional amounts, if any) on the debt securities generally will constitute foreign source income for U.S. foreign tax credit purposes. Such income will generally constitute "passive income" for U.S. foreign tax credit purposes, unless the rate applicable to the U.S. Holder is 5% or more, in which case such income generally will constitute "high withholding tax interest."

       For U.S. foreign tax credit purposes, any gain realized by a U.S. Holder on the sale, exchange, redemption or repayment of a debt security generally will be treated as U.S. source income. Any loss realized by a U.S. Holder on the sale, exchange, redemption or repayment of a debt security will generally be treated as a U.S. source loss except to the extent such loss is attributable to accrued but unpaid interest.

BACKUP WITHHOLDING AND INFORMATION REPORTING

       The relevant issuer will report to the U.S. Holders of the debt securities and the Service the amount of any "reportable payments" and the tax withheld, if any, with respect to payments on the debt securities. A U.S. Holder of a debt security may be subject to U.S. backup withholding (currently at a rate of 30%, which rate is scheduled to be reduced periodically through 2010 and increased to 31% for 2011 and thereafter) with respect to interest (including additional amounts, if any) and principal paid on the debt security and gross proceeds from the disposition of the debt security, unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Holder who does not provide its correct taxpayer identification number may be subject to penalties imposed by the Service. U.S. Holders of debt securities should consult their tax advisors as to their qualification for exemption from U.S. backup withholding and the procedure for obtaining such an exemption. Any amount paid as U.S. backup withholding would be creditable against the U.S. Holder's federal income tax liability, provided the applicable requisite information is provided to the Service.

EFFECT OF UNITED KINGDOM AND AUSTRALIAN TAXES

       U.S. Holders of debt securities will be required to include in their U.S. taxable income the amount of all United Kingdom and Australian taxes, if any, that are withheld by Hanson, Hanson America, and Hanson Australia Funding, as well as any additional payments in respect thereto.

       Any foreign withholding taxes paid at the rate applicable to a U.S. Holder will be treated as foreign taxes eligible for credit against such U.S. Holder's U.S. federal income tax liability, at the election of the U.S. Holder, subject to generally applicable limitations and conditions. Alternatively, such taxes are eligible for deduction in computing such U.S. Holder's taxable income.

       The calculation of foreign tax credits involves the application of complex rules which depend on a U.S. Holder's particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the effect of United Kingdom or Australian taxes and the payment of any additional amounts with respect thereto includable in their U.S. federal taxable income, and the availability and the amount of any tax credit or deduction for any United Kingdom taxes or Australian taxes.

NON-U.S. HOLDERS

       The following discussion is limited to a summary of certain material U.S. federal income and estate tax consequences that may be relevant to Non-U.S. Holders of the debt securities. This discussion does not deal with all aspects of U.S. federal income and estate taxation that may be relevant to the purchase, ownership or disposition of the debt securities by such a Non-U.S. Holder in light of his or her personal circumstances. This discussion also does not consider holders of interests in pass-through entities that hold the debt securities and does not consider any state or local or foreign tax consequences.

       For purposes of the following discussion, (i) interest includes additional amounts, if any, and (ii) gain on the sale, exchange, redemption or repayment of a debt security will be considered "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, to a fixed base) in the United States.

INTEREST

       Debt securities Issued by Hanson Finance America. This discussion assumes that the debt security is not subject to the rules of Section 871(h)(4)(A) of the Internal Revenue Code, which relates to interest payments that are determined by reference to the income, profits, changes in value of property or other attributes of the debtor or a related party.

       Subject to the discussion below on backup withholding, generally any interest paid to a Non-U.S. Holder of a debt security issued by Hanson Finance America that is not "U.S. trade or business income" will not be subject to U.S. federal income tax if the interest qualifies as "portfolio interest." Generally, interest on debt securities issued by Hanson Finance America will qualify as "portfolio interest" if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all voting stock of Hanson Finance America and is not a controlled foreign corporation with respect to which Hanson Finance America is a "related person" within the meaning of the Internal Revenue Code, (ii) the beneficial owner, under penalty of perjury, certifies prior to the payment of interest that the beneficial owner is not a U.S. person and such certificate provides the beneficial owner's name and address (which certification may be made on an IRS Form W-8BEN (or successor form)), and (iii) the Non-U.S. Holder is not a bank that is receiving the interest on a loan made in the ordinary course of its trade or business.

       The gross amount of interest paid to a Non-U.S. Holder on a debt security issued by Hanson Finance America that neither qualifies for the portfolio interest exception nor is U.S. trade or business income will be subject to withholding of U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular graduated U.S. rates rather than the 30% gross rate. In the case of a Non-U.S. Holder of a debt security that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN (in the case of a treaty) or W-8ECI (in the case of United States trade or business income) (or such successor form as may be required), as applicable, prior to the payment of interest. The IRS Forms W-8BEN and W-8ECI must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a tax treaty may be required, in certain instances, to obtain a U.S. taxpayer identification number, which may require providing certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Special procedures are provided under applicable U.S. Treasury Regulations for payments through qualified intermediaries.

       Debt securities Issued by Hanson or Hanson Australia Funding. Subject to the discussion below on backup withholding, a Non-U.S. Holder of a debt security issued by Hanson or Hanson Australia Funding generally will not be subject to U.S. federal income or withholding tax on payments in respect of a debt security issued by Hanson or Hanson Australia Funding unless (i) that income is U.S. trade or business income or (ii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates. U.S. trade or business income will be taxed at regular graduated U.S. rates rather than the 30% gross rate. In the case of a Non-U.S. Holder of a debt security that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax.

SALE, EXCHANGE, REDEMPTION OR REPAYMENT OF DEBT SECURITIES

       Except as described below and subject to the discussions concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange, redemption, or repayment of a debt security generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income or (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the debt security as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition.

U.S. FEDERAL ESTATE TAX

       Debt securities held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his death will not be subject to United States federal estate tax, provided that (a) the debt securities were issued by Hanson or Hanson Australia Funding, or (b) the debt securities were issued by Hanson Finance America and interest on such debt securities would be eligible for exemption as portfolio interest when received by the Non-U.S. Holder at the time of his death.

BACKUP WITHHOLDING AND INFORMATION REPORTING

       Interest on a debt security issued by Hanson or Hanson Australia Funding paid outside the United States to a Non-U.S. Holder through a U.S. person or a U.S. related person (as defined below) is subject to information reporting and possible backup withholding (currently at a rate of 30%, which rate is scheduled to be reduced periodically through 2010 and increased to 31% for 2011 and thereafter), unless certain documentation and other requirements are satisfied.

       Hanson Finance America must report annually to the Service and to each Non-U.S. Holder any interest on a debt security issued by Hanson Finance America that is paid to a Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities to the country in which the Non-U.S. Holder resides. Treasury regulations provide that the backup withholding tax (currently at a rate of 30%, which rate is scheduled to be reduced periodically through 2010 and increased to 31% for 2011 and thereafter) and certain information reporting will not apply to such payments of interest with respect to which either the requisite certification, as described above, has been received or an exemption otherwise has been established, provided that neither Hanson Finance America or its paying agent has actual knowledge or reason to know that the payee is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

       The payment of principal on a debt security issued by Hanson, Hanson Finance America or Hanson Australia Funding and the proceeds from the disposition of a debt security issued by Hanson, Hanson Finance America or Hanson Australia Funding by a Non-U.S. Holder to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless (i) the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption and (ii) the broker does not have actual knowledge or reason to know that the payee is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. In the case of the payment of principal on a debt security issued by Hanson, Hanson Finance America or Hanson Australia Funding and the proceeds from the disposition of a debt security issued by Hanson, Hanson Finance America or Hanson Australia Funding by a Non-U.S. Holder to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless (i) the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and (ii) the broker does not have actual knowledge or reason to know to the contrary. A "U.S. related person" is a person with certain enumerated U.S. relationships.

       Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be creditable against a Non-U.S. Holder's U.S. federal income tax liability, subject to satisfaction of certain procedural requirements. Non-U.S. Holders of debt securities should consult their tax advisors to determine whether they qualify for exemption from U.S. withholding and the procedure for obtaining an exemption, if applicable.

       All certifications described under the heading "--Non-U.S. Holders" are subject to special rules with respect to reliance standards, under which certifications provided by holders may not be relied on under certain circumstances (for example, if the relevant issuer, its paying agent or the broker had actual knowledge or reason to know that the certification is false).

       THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF DEBT SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

U.K. TAXATION

       THE FOLLOWING IS A GENERAL DESCRIPTION OF CURRENT U.K. LAW AND PRACTICE RELATING TO TAXATION OF THE DEBT SECURITIES AND THE GUARANTEES, AND IS LIMITED TO A GENERAL CONSIDERATION OF THE U.K. WITHHOLDING TAX POSITION OF INVESTORS WHO ARE THE ABSOLUTE BENEFICIAL OWNERS OF THE DEBT SECURITIES, TOGETHER WITH A SUMMARY OF SOME OTHER SALIENT POINTS RELATING TO THE U.K. TAXATION TREATMENT OF HOLDERS OF THE DEBT SECURITIES. IT DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS RELATING TO THE DEBT SECURITIES AND THE GUARANTEES AND SO SHOULD BE TREATED WITH APPROPRIATE CAUTION. IT DOES NOT APPLY TO THE TAX POSITION OF U.K. RESIDENT INDIVIDUALS. SOME ASPECTS DO NOT APPLY TO CERTAIN CLASSES OF TAXPAYER (SUCH AS DEALERS). ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR U.K. TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE DEBT SECURITIES.

       Payments under a Guarantee. Where a U.K. company is obliged to make a payment in respect of principal under a guarantee which, in default, would be enforced in the United Kingdom, that payment may be made without withholding of U.K. tax. It is unclear, however, whether a payment in respect of interest under a guarantee will be subject to U.K. withholding tax in the absence of an available exemption under an applicable double taxation treaty or convention.

       Payments. The Hanson debt securities will constitute "quoted Eurobonds" within the meaning of Section 349(4) of the U.K. Income and Corporation Taxes Act 1988 , or "ICTA," provided that they are listed on a "recognised stock exchange" within the meaning of Section 841 of ICTA. The London Stock Exchange is currently a recognised stock exchange for these purposes. Accordingly, once the Hanson debt securities are listed on the Official List of the U.K. Listing Authority and admitted to trading on the London Stock Exchange (and provided they remain so listed), payments of interest on the Hanson debt securities may be made without withholding for or on account of U.K. income tax.

       In addition, payments of interest on the Hanson debt securities constituting U.K. source income for U.K. tax purposes, made by Hanson to companies (but not individuals) who are within the charge to U.K. corporation tax in respect of that interest, may be made without withholding on account of U.K. income tax pursuant to Section 349A(1) of ICTA provided that the U.K. Inland Revenue has not given a direction that that section is not to apply.

       In all other cases amounts must be withheld from payments of interest on the Hanson debt securities, on account of U.K. income tax, at the lower rate (currently 20%) subject to any direction to the contrary by the U.K. Inland Revenue under an applicable double tax treaty.

       Payments on the debt securities that, although not expressed to be interest, are treated as yearly interest for U.K. tax purposes will also be subject to the withholding tax rules described above. A premium payable on a redemption of a debt security may be treated as yearly interest for U.K. tax purposes. When Hanson debt securities are issued at a discount or redeemable at a premium, U.K. withholding will not apply to the payment of such discount or premium so long as the payment does not constitute yearly interest for U.K. tax purposes.

       Interest on the Hanson debt securities constitutes (and payments made by Hanson under guarantees of debt securities issued by the Hanson Debt Issuers may constitute) U.K. source income for U.K. tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a U.K. source received without deduction or withholding on account of U.K. tax will not be chargeable to U.K. tax in the hands of a holder of a Hanson debt security who is not resident for tax purposes in the U.K. unless that holder carries on a trade, profession or vocation in the U.K. through a U.K. branch or agency in connection with which the interest is received or to which the Hanson debt security is attributable. There are exemptions for interest received by certain categories of agents (such as brokers and investment managers). The provisions of an applicable double taxation treaty may also be relevant for such holders of Hanson debt securities.

       Any paying agents or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual (whether resident in the United Kingdom or elsewhere) may be required to provide information in relation to the payments and the individual concerned to the U.K. Inland Revenue. The U.K. Inland Revenue may communicate this information to the tax authorities of other jurisdictions.

       U.K. Corporation Taxpayers. In respect of the holders of Hanson debt securities that are within the charge to U.K. corporation tax, annual returns, profits or gains (including interest and discount) arising from the Hanson debt securities or any fluctuation in their value (whether attributable to currency fluctuations or otherwise) will generally be charged to tax as income in each accounting period on a basis reflecting the treatment in the statutory accounts of such holders, calculated in accordance with that holder's authorised accounting method.

       Optional Tax Redemption. Under "Description of Debt Securities and Guarantees--Optional Redemption for Taxation Reasons," we set out situations in which we may redeem any debt securities. As at the date of this prospectus, none of those situations applies in respect of U.K. taxation law.

       Disposal (including Redemption). A holder of Hanson debt securities who is neither resident nor ordinarily resident in the United Kingdom for tax purposes will not be liable for U.K. taxation in respect of a disposal of a debt security, any gain accrued in respect of a debt security or any change in value of a debt security. This may not, however, be the case if the holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the debt securities are attributable.

       Stamp Duty and Stamp Duty Reserve Tax. U.K. stamp duty and stamp duty reserve tax will not generally be payable on the issue or transfer of debt securities that constitute "loan capital" for U.K. stamp duty purposes. Where debt securities do not constitute "loan capital" for such purposes, U.K. stamp duty or stamp duty reserve tax may be payable depending on the issuer of, and the form of, the debt securities in question. Debt securities will not constitute "loan capital" for such purposes where such securities carry:

       o  a right of conversion into shares or other securities;

       o a right to interest, the amount of which is or was determined to any extent by reference to the results of, or any part of, a business or to the value of any property;

       o a right to interest the amount of which exceeds a reasonable commercial return on the nominal amount of the capital; or

       o a right of repayment to an amount which exceeds the nominal amount of the capital and is not reasonably comparable with what is generally repayable (in respect of a similar nominal amount of capital) under the terms of issue of loan capital listed on the Official List of the U.K. Listing Authority.

       Proposed European Union Directive on the Taxation of Savings. On December 13, 2001, the Council of the European Union published a revised draft directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State, details of payments of interest and other similar income paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments.

       The revised draft directive is not yet final and may be subject to further amendments. It is not possible to predict what effect, if any, the adoption of the directive would have on the Hanson debt securities or on payments of principal or interest on the Hanson debt securities.

AUSTRALIAN TAXATION

       The following is a summary of the principal Australian tax consequences generally applicable to a holder of debt securities who is a resident of the United States and not a resident of Australia for tax purposes. It is not exhaustive, and in particular does not deal with the position of certain classes of holders of debt securities nor does it deal with bearer debt securities. If bearer debt securities are issued, then further information on the Australian tax consequences for holders of such debt securities will be included in the prospectus supplement. Prospective holders of debt securities who are in any doubt as to their tax position should consult their professional advisors.

       An exemption from Australian interest withholding tax is available in respect of debt securities issued by Hanson Australia Funding under section 128F of the Income Tax Assessment Act 1936 of Australia, or the "Australian Tax Act," if the following conditions are met:

       (a) Hanson Australia Funding is a resident of Australia when it issues the debt securities and when interest (as defined in section 128A(1AB) of the Australian Tax Act) is paid;

       (b) the debt securities are issued in a manner which satisfies the public offer test. There are five principal methods of satisfying the public offer test the purpose of which is to ensure that lenders in overseas capital markets are aware that Hanson Australia Funding is offering debt securities for issue. In summary, the five methods are:

           (1) offers to 10 or more unrelated financiers or securities dealers;

           (2) offers to 100 or more investors;

           (3) offers of listed debt securities;

           (4) offers via publicly available information sources; and

           (5) offers to underwriters, managers or dealers who offer to sell the debt securities within 30 days by one of the preceding methods.

       In addition, the issue of a debt security in global form and the offering of interests in the debt security by one of these methods should satisfy the public offer test;

       (c) Hanson Australia Funding does not know, or have reasonable grounds to suspect, at the time of issue, that the debt securities or an interest in a debt security was being, or would later be, acquired, directly or indirectly, by an associate of Hanson Australia Funding (other than in the capacity of an underwriter, manager or dealer in relation to the placement of the debt securities); and

       (d) at the time of the payment of interest, Hanson Australia Funding does not know, or have reasonable grounds to suspect, that the payee is an associate of Hanson Australia Funding.

       In relation to the requirements set out in paragraphs (c) and (d), the Australian Federal Government has announced that it intends to amend section 128F of the Australian Tax Act to remove:

       (i) onshore associates (i.e., "Australian residents or non-residents who carry on business at or through a permanent establishment in Australia"); and

       (ii) offshore associates who are acting in the capacity of a clearing house, paying agent, custodian or funds manager,

       from the "associates test" (as described in paragraph (c) above) with effect from 29 August 2001. As at the date of this prospectus, legislation implementing these amendments is yet to be enacted and it is not known what exact form they will eventually take.

       Unless otherwise specified in a relevant prospectus supplement, Hanson Australia Funding proposes to issue debt securities in a manner which will satisfy the requirements of section 128F of the Australian Tax Act.

       Section 126 of the Australian Tax Act imposes a type of withholding tax currently at the rate of 47%, on the payment of interest on bearer debt securities (other than certain promissory notes) if Hanson Australia Funding fails to disclose the names and addresses of the holders to the Australian Taxation Office. Section 126 does not apply to the payment of interest on debt securities held by non-residents who do not carry on business at or through a permanent establishment in Australia where the issue of those debt securities satisfied the requirements of section 128F of the Australian Tax Act or interest withholding tax is payable. However, the operation of section 126 in relation to bearer debt securities held by other persons is unclear. Section 126 will not apply in such circumstances if the name and address of the holder of the relevant bearer debt securities is disclosed to the Australian Taxation Office.

       As set out in more detail in "Description of Debt Securities and Guarantees--Payment of Additional Amounts" and unless expressly provided to the contrary, if Hanson Australia Funding should at any time be compelled by law to deduct or withhold an amount in respect of any taxes or other governmental charges imposed or levied by or on behalf of Australia or any political subdivision or taxing authority of Australia, Hanson Australia Funding will, subject to certain exceptions as described in more detail in the section titled "Description of Debt Securities and Guarantees--Payment of Additional Amounts," pay such additional amounts as may be necessary in order to ensure that the net amounts received after such deduction or withholding shall equal the respective amounts which would have been receivable had no such deduction or withholding been required. In the event that Hanson Australia Funding is compelled by law in relation to any debt securities to deduct or withhold an amount in respect of any such taxes or other governmental charges, Hanson Australia Funding will have the option to redeem such debt securities as set out in more detail in "Description of Debt Securities and Guarantees--Optional Redemption for Taxation Reasons."

       Hanson Australia Funding has also been advised by Mallesons Stephen Jaques, our Australian counsel, that under Australian laws as presently in effect:

      (A) assuming the requirements of section 128F of the Australian Tax
          Act are satisfied with respect to the debt securities, payment of principal and interest to a holder, who is not a resident of Australia for tax purposes and who, during the taxable year, has not engaged in trade or business at or through a permanent establishment in Australia, will not be subject to Australian income taxes;

      (B) a holder who is not a resident of Australia for tax purposes and who during the taxable year has not engaged in trade or business at or through a permanent establishment in Australia will not be subject to Australian income tax on gains realized during that year on sale or redemption of the debt securities, provided such gains do not have an Australian source. A gain arising on the sale of debt securities by a holder who is not a resident of Australia for tax purposes to another person who is not a resident of Australia for tax purposes where the debt securities are sold outside Australia and all negotiations are conducted, and documentation executed, outside Australia would not be regarded as having an Australian source;

      (C) there are specific rules that can apply to treat a portion of the purchase price of debt securities as interest for withholding tax purposes (which portion is not covered by the exemption in section 128F of the Australian Tax Act) when certain debt securities originally issued at a discount or with a maturity premium or which do not pay interest at least annually are sold to a resident of Australia for tax purposes (who does not acquire them in the course of carrying on trade or business at or through a permanent establishment outside Australia) or a person who is not a resident of Australia for tax purposes who acquires them in the course of carrying on trade or business at or through a permanent establishment in Australia. The federal government has announced that it intends to amend these rules so as not to apply after 29 August 2001 in circumstances where the deemed interest would have been exempt under section 128F of the Australian Tax Act if the debt security had been held to maturity by a non-resident. As at the date of this prospectus, legislation implementing these amendments is yet to be enacted and it is not known what exact form they will eventually take;

      (D) no debt securities will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority therein having power to tax, if held at the time of death;

      (E) no ad valorem stamp, issue, registration or similar taxes are payable in Australia on the issue of any debt securities or the transfer of any debt securities (except in certain circumstances where the transfer occurs in Australia otherwise than for full market value);

      (F) section 12-140 of the Taxation Administration Act 1953 of
          Australia, or the "TAA," imposes a type of withholding tax at the rate of (currently) 48.5% on the payment of interest on registered debt securities unless the relevant holder of registered debt securities has quoted a tax file number, or a "TFN," (in certain circumstances) an Australian Business Number, or an "ABN," or proof of some other exemption (as appropriate). Assuming the debt securities remain in registered form and the requirements of section 128F of the Australian Tax Act are satisfied with respect to the debt securities, then the requirements of section 12-140 of the TAA should not apply to payments to a holder of registered debt securities who is not a resident of Australia for tax purposes and not holding such debt securities in the course of carrying on business at or through a permanent establishment in Australia. Withholdings may be made from payments to holders of such debt securities who are residents of Australia or non-residents who carry on business at or through a permanent establishment in Australia but who do not quote a TFN, ACN or proof of an appropriate exemption (as appropriate); and

      (G) payments in respect of the debt securities should be able to be made free and clear of Australian withholding tax imposed pursuant to section 12-190 of the TAA.

       A number of significant changes to Australia's tax laws have been effected as part of the Federal Government's tax reform measures, including the New Business Tax System (Thin Capitalisation) Act 2001, or the "Thin Cap Act," which applies from the 2001/2002 income year, and the New Business Tax System (Debt and Equity) Act 2001, or the "Debt/Equity Act," which applies from July 1, 2001. These changes include new tests for characterizing debt (for all entities) and equity (for companies) for Australian tax purposes, including for the purposes of dividend and interest withholding tax.

       Hanson Australia Funding intends to issue debt securities which are to be characterized as "debt interests" for the purposes of the tests introduced by the Debt/Equity Act and the returns paid on the debt securities are to be "interest" for the purpose of section 128F of the Australian Tax Act. The changes made by the Thin Cap Act would only have an impact on Australian residents and non-residents that carry on a business in Australia.

       Accordingly, the Debt/Equity Act and Thin Cap Act are unlikely to affect holders of debt securities other than Australian residents and non-residents that carry on business in Australia.

                              PLAN OF DISTRIBUTION

       We may sell the securities offered by this prospectus:

       o      through underwriters;

       o      through dealers;

       o      through agents; or

       o      directly to purchasers.

       The prospectus supplement relating to any offering will identify or describe:

       o      any underwriter, dealers or agents;

       o      their compensation;

       o      the net proceeds to us;

       o      the purchase price of the securities;

       o      the initial public offering price of the securities; and

       o      any exchange on which the securities will be listed.


UNDERWRITERS

       If we use underwriters in the sale, they will acquire securities for their own account and may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless we state otherwise in the prospectus supplement, various conditions to the underwriters' obligation to purchase securities apply, and the underwriters will be obligated to purchase all of the securities contemplated in an offering if they purchase any of the securities. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

DEALERS

       If we use dealers in the sale, unless we indicate otherwise in the prospectus supplement, we will sell securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices that the dealers may determine at the time of resale.

AGENTS AND DIRECT SALES

       We may sell securities directly or through agents that we designate. The prospectus supplement will name any agent involved in the offering and sale and state any commissions we will pay to that agent. Unless we indicate otherwise in the prospectus supplement, any agent is acting on a best-efforts basis for the period of its appointment.

INSTITUTIONAL INVESTORS

       If we so indicate in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from various institutional investors to purchase securities. In this case, payment and delivery will be made on a future date that the prospectus supplement specifies. The underwriters, dealers or agents may impose limitations on the minimum amount that the institutional investors can purchase. They may also impose limitations on the portion of the aggregate amount of the securities that they may sell. These institutional investors include:

       o      commercial and savings banks;

       o      insurance companies;

       o      pension funds;

       o      investment companies;

       o      educational and charitable institutions; and

       o      other similar institutions as we may approve.

       The obligations of any of these purchasers pursuant to delayed delivery and payment arrangements will not be subject to any conditions. However, one exception applies. An institution's purchase of the particular securities cannot at the time of delivery be prohibited under the laws of any jurisdiction that governs:

       o      the validity of the arrangements; or

       o      the performance by us or the institutional investors.


INDEMNIFICATION

       Agreements that we have entered into with underwriters, dealers or agents may entitle them to indemnification by us against various civil liabilities. These include liabilities under the Securities Act of 1933, as amended. The agreements may also entitle them to contribution for payments that they may be required to make as a result of these liabilities. Underwriters, dealers and agents may be customers of, engage in transactions with and/or perform services for us in the ordinary course of business.

MARKET MAKING

       In the event that we do not list securities of any series on a U.S. national securities exchange, various broker-dealers may make a market in the securities, but will have no obligation to do so, and may discontinue any market making at any time without notice. Consequently, it may be the case that no broker-dealer will make a market in securities of any series or that the liquidity of the trading market for the securities will be limited.

                        ENFORCEMENT OF CIVIL LIABILITIES

       Hanson is a public limited company incorporated in England and Wales. Hanson Australia Funding is incorporated under the laws of Australia. Many of our directors and officers, and some of our experts named in this prospectus, reside outside the United States, principally in the United Kingdom and Australia. In addition, although we have substantial assets in the United States, a large portion of our assets and the assets of our directors and officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or those persons or to enforce against us or those persons judgments of U.S. courts predicated upon civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability in England, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon such securities laws. Hanson Australia Funding has been advised by Mallesons Stephen Jaques that to enforce a conclusive and unsatisfied judgment that is enforceable by execution in New York and obtained in relation to the debt securities in a superior court of New York having jurisdiction to give that judgment, it is necessary for the judgment creditor to bring separate proceedings in the appropriate courts of New South Wales founded on the judgment.

                             VALIDITY OF SECURITIES

       The validity of the debt securities and guarantees under New York law and English law will be passed upon for us by Weil, Gotshal & Manges LLP, London, England, and Mr. Graham Dransfield, the Legal Director of Hanson, respectively. The validity of the debt securities under Australian law will be passed upon by Mallesons Stephen Jaques. If this prospectus is delivered in connection with an underwritten offering, the validity of the debt securities and guarantees may be passed upon for the underwriters by U.S., English and/or Australian counsel for the underwriters specified in the related prospectus supplement. If no English or Australian counsel is specified, such U.S. counsel to the underwriters may rely on the opinions of Mr. Dransfield, as to certain matters of English law, and of Mallesons Stephen Jaques, as to certain matters of Australian law.

                                     EXPERTS

       Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 20-F/A for the year ended December 31, 2001 as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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

================================================================================


                               U.S.$150,000,000


                                     [LOGO]



                        HANSON AUSTRALIA FUNDING LIMITED

                              5.25% Notes Due 2013

                         Unconditionally Guaranteed On a
                            Senior Unsecured Basis By
                                   HANSON PLC


                        --------------------------------
                              PROSPECTUS SUPPLEMENT
                                 April 28, 2003
                        --------------------------------




                           Joint Bookrunning Managers

JPMORGAN                                                        LEHMAN BROTHERS


================================================================================